    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 5, 1999
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                               T/R SYSTEMS, INC.
               (Exact name of registrant as specified in charter)

              GEORGIA                                3577                              58-1958870
  (State or other jurisdiction of        (Primary Standard Industrial      (I. R. S. Employer Identification
   incorporation or organization)        Classification Code Number)                      No.)

                              1300 OAKBROOK DRIVE
                            NORCROSS, GEORGIA 30093
                                 (770) 448-9008
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                              MICHAEL E. KOHLSDORF
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              1300 OAKBROOK DRIVE
                            NORCROSS, GEORGIA 30093
                                 (770) 448-9008
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                 LISA A. STATER, ESQ.                                   BRENT B. SILER, ESQ.
              JONES, DAY, REAVIS & POGUE                                 HALE AND DORR LLP
                 3500 SUNTRUST PLAZA                                1455 PENNSYLVANIA AVENUE, NW
              303 PEACHTREE STREET, N.E.                               WASHINGTON, D.C. 20004
                ATLANTA, GEORGIA 30308                                     (202) 942-8400
                    (404) 521-3939

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                   ------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                              ---------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM             AMOUNT OF
                   TITLE OF EACH CLASS OF                        AGGREGATE OFFERING           REGISTRATION
                SECURITIES TO BE REGISTERED                           PRICE(1)                   FEE(2)
----------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value...............................        $41,400,000                 $11,510
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of calculating the registration fee.
(2) The registration fee for the securities registered hereby, $11,510, is calculated pursuant to Rule 457(o) under the Securities Act, as follows:
    .000278 multiplied by the proposed maximum aggregate offering price of $41,400,000.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED OCTOBER 5, 1999

                                     [LOGO]

                                            SHARES

                                  COMMON STOCK

     T/R Systems, Inc. is offering           shares of its common stock and the
selling shareholders are selling an additional           shares. This is our
initial public offering and no public market currently exists for our shares. We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol "TRSI." We estimate that the initial public
offering price will be between $          and $          per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                         ------------------------------

                                                              PER SHARE     TOTAL
                                                              ---------   ----------
Public offering price.......................................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to T/R Systems.....................................   $          $
Proceeds to selling shareholders............................   $          $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Some of our shareholders have granted the underwriters a 30-day option to
purchase up to      additional shares of common stock to cover over-allotments.

                         ------------------------------

BANCBOSTON ROBERTSON STEPHENS

                     U.S. BANCORP PIPER JAFFRAY
                                        RAYMOND JAMES & ASSOCIATES, INC.
                The date of this prospectus is           , 1999

Graphics on outside of gatefold: text

T/R SYSTEMS(TM) MICROPRESS(R)

     The MicroPress is a short run, on-demand, digital printing system designed for production printing of both black & white and color documents. The MicroPress is driven by ClusterPower,(SM) The Power Of Many Working As One:
ClusterPower is the power of many people, technologies, and print devices working as one to meet today's document challenges. The MicroPress is:

          Cost-Effective. A high performance solution at the mid-range price level.

          Scaleable & Configurable. Add color, black & white, and wide format print devices to meet changing needs.

          Integrated Mixed-Mode Capability. Supports the simultaneous production of documents that are color, black & white, and wide format, or a combination of all within a single system.

          Flexible & Reliable. Print large jobs across multiple devices or print multiple jobs simultaneously. Automatic job rerouting for maximum uptime.

          Easy to Use. Designed to increase the ease of managing documents and workflow.

The document production capabilities of the MicroPress are well suited for applications such as on-demand book publishing, personalization, rapid reprint services, and color proofing, as well as the publishing of forms & statements, operations & training manuals, and sales & marketing collateral.

     Graphics on first inside page of gatefold: representation of MicroPress ClusterServer and console, including sample screen shots, with text "the MicroPress takes on the document production challenges..."

     Graphics on second inside page of gatefold: text "the MicroPress has a powerful work flow architecture..." and illustration of work flow beginning with document input from Digital, Mac and PC platforms and Scanner to the MicroPress and on to B&W Output, Color Output, Wide Format and Digital, with the text "input processing output" at bottom center.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE THESE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     5
Special Notice Regarding Forwarding-Looking Statements......    14
Use of Proceeds.............................................    15
Dividend Policy.............................................    15
Capitalization..............................................    16
Dilution....................................................    17
Selected Financial Data.....................................    18
Management's Discussion and Analysis of Financial Condition     20
  and Results of Operations.................................
Business....................................................    32
Management..................................................    44
Related Party Transactions..................................    52
Principal and Selling Shareholders..........................    53
Description of Capital Stock................................    56
Shares Eligible for Future Sale.............................    63
Underwriting................................................    65
Legal Matters...............................................    67
Experts.....................................................    68
Where You Can Find More Information.........................    68
Index to Financial Statements...............................   F-1

                           -------------------------

     We own or have rights to the product names, trade names and trademarks that we use in conjunction with the sale of our products, including T/R Systems(TM), MicroPress(R), Cluster Printer(TM), and Cluster Printing System(TM). PostScript(R) is a registered trademark of Adobe Systems Incorporated. Harlequin(R) and ScriptWorks(R) are registered trademarks of Harlequin Group plc. Microsoft(R), Microsoft Windows NT(R) and Visual Basic(R) are registered trademarks of Microsoft Corporation. Macintosh(R) is a registered trademark of Apple Computer, Inc. Intel(R) and Pentium(R) are registered trademarks of Intel Corporation. This prospectus also contains product names, trade names and trademarks that belong to other organizations.

     In this prospectus, references to "T/R Systems," "we," "our," and "us" refer to T/R Systems, Inc. T/R Systems was incorporated in Georgia in September 1991.

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and the financial statements and related notes, before deciding to invest in shares of our common stock. Unless otherwise indicated, the information contained in this prospectus assumes the underwriters do not exercise their over-allotment option and gives effect to the conversion of all outstanding shares of our preferred stock into common stock, which will occur prior to the closing of this offering. Our fiscal year ends on January 31. References to fiscal 2000, fiscal 1999, fiscal 1998 and fiscal 1997 refer to the years ended January 31, 2000, 1999, 1998 and 1997, respectively.

                               T/R SYSTEMS, INC.

     T/R Systems, Inc. designs, develops and markets digital document processing and printing systems, consisting of proprietary software and hardware, for the print-on-demand market. Our highly functional product, the MicroPress Cluster Printing System, manages multiple digital print devices provided by us or by third parties as an integrated printing system. This system allows our customers to flexibly and economically print desired quantities with minimum lead time. Key features of the MicroPress include consistent color quality across multiple print devices as well as the capability to simultaneously support color and black and white digital printing devices and digital input. Other features available with the MicroPress include:

     - Internet-based remote job submission, ticketing, proofing, monitoring and managing;

     - document distribution and archiving;

     - variable data printing;

     - document merging;

     - electronic collation; and

     - imposition, a document layout tool used most commonly to produce booklets and proof-reading sheets.

     The emergence of digital printing technologies is driving significant changes in all sectors of the printing and publishing industry. Increasingly, traditional printers, printing presses and copiers are being integrated with computer, networking and data processing technologies. Among the sectors that have experienced the most significant changes is the rapidly growing print-on-demand market in which key customer requirements include the ability to store, retrieve, manage and print documents quickly and in desired quantities. CAP Ventures, Inc., a consulting and research firm focused on the print-on-demand market, estimates that the U.S. market for print-on-demand equipment, supplies and services was approximately $5.0 billion in 1998 and will grow to approximately $10.6 billion in 2002. The print-on-demand market is characterized by a large number of printing providers. CAP Ventures estimates that, at December 1997, the market in the United States consisted of approximately 66,000 commercial printers and corporate print shops and approximately 64,000 secondary market establishments including advertising agencies and commercial graphic art firms.

     T/R Systems addresses the needs of the mid-range print-on-demand market by providing a line of products that enable cost-effective, high-speed digital production of complex, short-run, color and black and white text and images. The core of our solution is the MicroPress, a server-based software and hardware system built on industry-standard open-architecture technologies. The MicroPress fills the critical gap in the digital document production market between desktop printers and high-end digital production systems. Our cluster printing architecture delivers a high-quality solution to mid-range users at prices that are often significantly lower than those of traditional high-end digital systems.

     T/R Systems' objective is to be the leading provider of digital document processing and printing systems for the mid-range segment of the print-on-demand market. To achieve this objective, our strategy includes the following key elements:

     - maintain and expand our leadership position in the print-on-demand market;

     - expand distribution;

     - develop new applications and features;

     - expand Internet functionality;

     - focus on core technologies and build on industry-standard open-architecture technologies; and

     - further develop international sales.

     We distribute our products in North America and internationally through a network of independent dealers and through our distribution relationship with Minolta Co., Ltd. We maintain a sales force consisting of regional managers whose principal duties are to recruit high quality dealers in their territories and to facilitate and help close sales through those dealers and through Minolta's channel of dealers. As of September 15, 1999, we had eleven regional managers throughout the United States, one in Canada and one in the United Kingdom.

     Our principal executive office is located at 1300 Oakbrook Drive, Norcross, Georgia 30093, and our telephone number at that office is (770) 448-9008. Our World Wide Web home page is located at http://www.trsystems.com. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus.

                                  THE OFFERING


Common stock offered by T/R Systems........  shares
Common stock offered by the selling
  shareholders.............................  shares
Common stock to be outstanding after the
  offering.................................  shares
Use of proceeds............................  For general corporate purposes, including working capital, research and development
                                             and capital expenditures, and possible
                                             acquisitions of technology. See "Use of
                                             Proceeds."
Proposed Nasdaq National Market symbol.....  TRSI

     The number of shares to be outstanding after the offering is based on shares outstanding at September 15, 1999 and excludes:

     - 2,662,820 shares subject to options at a weighted average exercise price of $1.23 per share; and

     - 1,606,550 additional shares reserved for issuance under our stock plans, after giving effect to the adoption of our 1999 stock option plan.

                             SUMMARY FINANCIAL DATA

     The following table is a summary of the financial data for our business. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." For a description of the basic and diluted net income (loss) per share and the basic and diluted weighted average shares outstanding, see note 13 of the notes to our financial statements.

     The pro forma as adjusted balance sheet data give effect to:

     - the conversion of all outstanding shares of our preferred stock into an aggregate of 10,013,738 shares of common stock prior to the closing of this offering; and

     - the sale of           shares of common stock offered by T/R Systems at an
       assumed initial public offering price of $          per share and our
       receipt of the net proceeds of the sale of those shares, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

                                                                                        SIX MONTHS
                                            FISCAL YEAR ENDED JANUARY 31,             ENDED JULY 31,
                                   -----------------------------------------------   ----------------
                                    1995      1996      1997      1998      1999      1998     1999
                                   -------   -------   -------   -------   -------   ------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..........................  $    94   $ 1,194   $ 4,036   $12,032   $15,847   $8,340   $ 9,889
Cost of sales....................       27     1,013     3,387     6,107     6,579    3,514     4,210
Total operating expenses.........    1,725     3,051     4,982     7,329     9,801    4,783     5,510
Operating income (loss)..........   (1,658)   (2,870)   (4,333)   (1,404)     (533)      43       169
Net income (loss)................   (1,657)   (2,819)   (4,120)   (1,218)     (623)    (101)      211
Basic net income (loss) per
  share..........................  $ (0.69)  $ (1.10)  $ (1.47)  $ (0.37)  $ (0.16)  $(0.03)  $  0.05
Basic weighted average shares
  outstanding....................    2,409     2,566     2,808     3,385     4,033    3,958     4,163
Diluted net income (loss) per
  share..........................  $ (0.69)  $ (1.10)  $ (1.47)  $ (0.37)  $ (0.16)  $(0.03)  $  0.01
Diluted weighted average shares
  outstanding....................    2,409     2,566     2,808     3,385     4,033    3,958    15,967

                                                                   JULY 31, 1999
                                                              ------------------------
                                                                            PRO FORMA
                                                              ACTUAL       AS ADJUSTED
                                                              -------      -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 3,708       $
Working capital.............................................    5,229
Total assets................................................   10,039
Redeemable, convertible preferred stock.....................   15,053
Total shareholders' equity (deficit)........................   (8,988)

                                  RISK FACTORS

     Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

WE HAVE A HISTORY OF LOSSES, AND WE MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

     We have incurred net operating losses in each fiscal year since our inception in 1991, including a loss of $623,000 in fiscal 1999. As a result, we had an accumulated deficit of $11.1 million as of July 31, 1999. Although we had net income for the first two quarters of fiscal 2000, we may not be able to sustain profitability in future quarters or years. In particular, we are making significant investments in research and development, sales and marketing and our operating infrastructure. We expect our spending in these areas will increase in the future. If we do not increase our revenue at an equal or greater rate than this spending, we may have operating losses. We cannot assure you that we will be able to increase revenue in future years. If our revenue does not grow sufficiently, we would need time to scale expenses back, many of which are fixed in the short term. If we are not able to react quickly enough to unanticipated decreases in revenue, we will not be able to maintain profitability.

OUR OPERATING RESULTS HAVE FLUCTUATED AND WE EXPECT THEM TO CONTINUE TO FLUCTUATE, SO YOU SHOULD NOT RELY ON HISTORICAL OPERATING RESULTS AS AN INDICATOR OF FUTURE PERFORMANCE

     Our operating results have fluctuated from quarter to quarter and year to year in the past and we expect them to continue to fluctuate in the future. For example, we reported operating income in the fourth quarter of fiscal 1998 and the first quarter of fiscal 1999 followed by operating losses in the last three quarters of fiscal 1999, followed by operating income in the first two quarters of fiscal 2000. Many factors contribute to the fluctuations in our operating results. We have limited or no control over several of these factors. Because of factors such as these, you should not rely on our historical operating results as an indicator of future performance. Some of these factors include:

     - changes in the average selling price of our products;

     - customer demand for our products;

     - competitive market conditions, including price competition;

     - the level of sales promotion activities, such as advertising, by us, our original equipment manufacturer customers, referred to as OEMs, and our competitors;

     - the general level of sales of printers and printer/copiers which connect to our products;

     - the cost and availability of components of our products;

     - the mix of sales between our OEM customers and our dealer network;

     - product configurations and the gross margin changes resulting from variations in the proportion of hardware and software in systems sold;

     - third-party funding of our development of technology to allow their print devices to connect to our systems; and

     - the pace of the shift to digital print technology.

MANY OF OUR CURRENT END USERS ARE SMALL BUSINESSES, ARE SUSCEPTIBLE TO A GREATER RISK OF BUSINESS FAILURE THAN LARGE, ESTABLISHED BUSINESSES AND ARE DEPENDENT UPON THIRD-PARTY FINANCING

     Many of our current end-user customers are small businesses. These small businesses run a greater risk of business failure than large businesses, especially during general downturns in the economy. In many cases, small business customers purchase our products using third-party financing. If these customers are unable to obtain acceptable financing, they may not purchase our products. Also, some of our competitors have significantly greater financial resources than us. These competitors could use their financial resources to offer more attractive financing terms than the financing terms an end-user customer could otherwise obtain to purchase our products. These factors could limit our customer base, causing our sales to suffer.

WE RELY ON SALES OF ONE PRODUCT LINE, AND WE WILL NOT HAVE AN ALTERNATE SOURCE OF REVENUES IF DEMAND FOR THIS PRODUCT LINE DECLINES

     To date, we have generated substantially all of our revenue from one product line, the MicroPress. For the next several years, we expect to continue to generate substantially all of our revenue from sales of this product line as well as consumables and add-on software, hardware and services to support this product line. If potential customers prefer other products or if competitors introduce new products which gain market acceptance, we would lose a substantial amount of revenue. Additionally, this product line may not be profitable due to competitive pricing pressures, manufacturing difficulties or other factors. If this product line is not profitable, we will not be profitable. If the MicroPress cannot successfully compete, we cannot assure you that we will be able to develop a more competitive product.

WE DERIVE A LARGE PERCENTAGE OF OUR REVENUE FROM A FEW OEM CUSTOMERS; A LOSS OF ANY OF THESE CUSTOMERS WOULD REDUCE OUR REVENUE AND OUR RESULTS OF OPERATIONS WOULD SUFFER

     In September 1997, we began a relationship with our first OEM customer, Mita Industrial Co., Ltd. of Japan. Mita represented a significant source of our revenue in fiscal 1998 and fiscal 1999. Mita discontinued orders of our systems in June 1998 and subsequently filed for reorganization. Since then, our sales to Mita have been negligible. In fiscal 1999, we began selling to a second OEM customer, Minolta. Minolta accounted for 45.2% of our revenue for the six months ended July 31, 1999. We recently entered into a development and distribution agreement with Hitachi Koki Imaging Solutions, Inc. In future years, we expect sales to our OEM customers will continue to represent a significant portion of our revenue. Our reliance on our OEM customers subjects us to the following risks:

     - changes in the demand for the OEMs' products -- if market demand for an OEM's products decreases, the OEM will likely decrease its orders for our products;

     - changes in OEM purchasing patterns -- one or more of our OEM customers may decide to change the timing or amount of its purchases of our products; or, an OEM customer may decide to purchase one of our competitor's products instead of our products, particularly if available in its region;

     - termination of an OEM relationship -- if an OEM customer terminates the relationship or stops ordering our products, we may not be able to obtain a new OEM customer to replace the lost business; and

     - risks of economic trends in Asia -- since our current OEM customers are all Japanese companies, volatility in the economies of Asian countries could impact their business, resulting in decreased orders of our products.

WE RELY HEAVILY ON OUR DEALER NETWORK AND IF THEY DO NOT EFFECTIVELY MARKET OR SELL OUR PRODUCTS, WE WILL LOSE REVENUE

     The majority of our revenue has come from sales through our dealer network and we generally do not sell our products directly to end users. However, we do not control our dealers and cannot be certain that our dealers will continue to effectively market or sell our products. In particular, dealers could fail to devote sufficient resources to marketing our products or could develop relationships with our competitors. In the future, we will need to add new dealers and increase business with our existing dealers to be successful. We are currently investing and will continue to invest significant time and money into expanding our dealer network, but we cannot assure you that our efforts will be successful.

OUR PRODUCTS DEPEND ON SOFTWARE LICENSED TO US BY THIRD PARTIES

     Our products depend on software licensed to us on a non-exclusive basis by third parties. If those licensors fail to continue to license their software to us, we would incur costs and experience delays in integrating alternate software into our products. In some instances, there are a limited number of suppliers of specialized software and we could have difficulty in obtaining an alternate licensor. For example, our products depend on Harlequin ScriptWorks, a PostScript page description software for which there are extremely limited alternatives. If Harlequin Incorporated were to terminate our license or stop supporting their software, we would have extremely limited replacement options and it would require many months to license a replacement and integrate it into our product. This would result in diversion of our research and development resources and could result in lost revenue and harm to our reputation.

     We could also be required to expend significant time and resources to make our systems compatible with new releases by our software licensors, which could result in the delay of product shipments. In addition, if the competitors of our licensors develop superior software, our products may not achieve market acceptance unless we obtain a license for the superior software. We may not be able to obtain new software licenses on commercially reasonable terms, or at all. If we do, integration of new software could be costly and result in delay in product development and shipment.

WE DEPEND ON THIRD-PARTY SUPPLIERS FOR EQUIPMENT THAT WE RESELL WITH OUR SYSTEMS

     We purchase hardware, such as print devices and scanners, from third-party manufacturers and resell them under our brand as part of our systems. For example, our black and white print devices are purchased from a Japanese manufacturer. It would take a significant amount of time and effort to find an alternate black and white print device and develop the connectivity of that device to the MicroPress. If we have to find an alternate source of black and white print devices, we would incur significant development costs and could experience delays in product shipments.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE SOME COMPONENTS OF OUR SYSTEMS AND THEIR FAILURE TO PERFORM COULD CAUSE SHIPMENT DELAYS FOR OUR PRODUCTS, INCREASED COSTS AND HARM TO OUR REPUTATION

     We outsource the manufacture of some of the hardware components of our products. If any of the manufacturers of these components do not meet our requirements, we may not be able to find suitable alternative manufacturers on a timely basis, if at all.

     Our third-party manufacturers conduct quality control and testing procedures that we specify. However, from time to time we have experienced manufacturing quality problems. We cannot assure you that we will not experience future quality problems that could harm our reputation and increase service and warranty costs.

     Additionally, since we purchase many parts and components from manufacturers in Asia, instability in this region could impact the pricing or availability of these products.

OUR MARKET IS EXTREMELY COMPETITIVE AND MANY OF OUR COMPETITORS HAVE GREATER MARKET PRESENCE AND RESOURCES THAN WE HAVE

     The market for our product is extremely competitive. We primarily compete with other suppliers in the digital document production market based on speed, print quality, price and the ability to provide a complete solution, including service. Any of the following actions by our competitors may cause our business, and as a result our financial condition, to suffer:

     - reductions in product prices;

     - increases in product promotion;

     - announcements of new products;

     - the introduction of new or enhanced products;

     - bundling of products; or

     - the extension of service offerings significantly beyond our capabilities.

     Additionally, many of our existing and potential competitors have longer operating histories, significantly greater resources and greater name recognition than we have. As a result, these competitors may have an advantage over us in gaining market acceptance, may respond more effectively to changes in the market and may devote greater resources to the development, promotion, sale and support of their products.

     We expect competition in our market to increase. Increased competition could result in:

     - significant price reductions, reducing our margins;

     - loss of market share; and

     - lack of acceptance of our products.

OUR INTERNATIONAL SALES ARE SUBJECT TO REGULATORY, POLITICAL AND CURRENCY EXCHANGE RATE RISKS

     Revenue from customers outside the United States was $5.3 million, or 33.7% of our revenue, in fiscal 1999 and $5.1 million, or 51.1% of our revenue, for the first six months of fiscal 2000. The fiscal 2000 international sales total includes $3.2 million, or 32.2% of our revenue, which was billed to Minolta, a Japanese company, but shipped to Minolta's U.S. subsidiary for re-sale in the United States. The remainder of sales to Minolta were shipped to a variety of destinations, principally Europe and Canada. In the future, we expect that we will continue to derive a significant portion of our revenue from international sources. As a result, we encounter risks inherent in international sales including:

     - unexpected changes in regulatory requirements, tariffs and duties;

     - the imposition of government controls;

     - political and economic instability;

     - laws and business practices favoring local competitors;

     - longer collection cycles;

     - increased difficulties in collecting accounts receivable; and

     - potential adverse tax consequences.

     Additionally, our results of operations could be harmed by changes in currency exchange rates. Currently, all our sales are denominated in U.S. dollars. If the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive. This could result in a reduction in our sales in a particular country.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO MANAGE OUR GROWTH

     We have experienced significant growth in our business. Our revenue has grown from $4.0 million in fiscal 1997 to $15.8 million in fiscal 1999. This growth has placed increased demands on our employees, systems, manufacturing operations and financial resources. If our business continues to grow, we will need to attract, train and motivate new employees and expand our operational, financial and management systems effectively. If we do not effectively manage our growth, our business may suffer.

IF WE FAIL TO ATTRACT AND RETAIN HIGHLY SKILLED TECHNICAL AND MANAGERIAL PERSONNEL, WE MAY FAIL TO REMAIN COMPETITIVE

     Competition for employees in our industry is intense. If we cannot hire, train and assimilate the new employees we need, or retain existing employees, we may experience difficulties managing our business and may not be able to effectively develop and deliver competitive products to the market.

OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, AND IF WE FAIL TO DEVELOP AND MARKET NEW TECHNOLOGIES RAPIDLY, OUR RESULTS OF OPERATIONS WILL SUFFER

     Rapid technological change in the digital document production market is primarily driven by customer needs and emerging competition. Customers are demanding faster systems with more features and our competitors are developing new technologies to meet these demands. Accordingly, we will be required to continually develop new technologies and improvements to our existing technologies to remain competitive. The product life cycle is shortening as new technologies are brought to market, while development of new technologies requires an increasing amount of time and money. We may experience delays in product development due to technological constraints, which could result in lost sales. We face the following risks due to our market's rapidly changing technology:

     - our competitors may develop technologies that make our technologies obsolete;

     - we may not bring our new technologies to market quickly enough;

     - customers may not accept the technologies we develop; and

     - our cost to develop the technologies may be so great that we cannot make a profit selling products using these technologies.

IF OUR PRODUCTS CONTAIN DEFECTS, OUR SALES COULD SUFFER

     Complex products like ours may contain defects or errors that can only be detected when the product is in use. Despite extensive testing of our products, we may release products into the market with undetected errors, which could result in the loss or delay of revenue, loss of market share, failure to achieve market acceptance of our products, diversion of research and development resources or increased service and warranty costs. In addition, if our products are not reliable, we may lose credibility with existing and potential customers, resulting in lost sales.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, WHICH COULD HARM OUR COMPETITIVE POSITION

     Our success is based, in part, on our proprietary technology. We rely on a combination of patent, copyright, trade secret and trademark laws and nondisclosure and other contractual restrictions to protect our proprietary rights. Trade secret and copyright laws provide only limited protection of our software, documentation and other written materials. To date, we have received 10 United States patents and have filed for additional domestic and foreign patents. We have also taken additional measures to protect our intellectual property and proprietary rights, but despite these efforts, we face the following risks:

     - we may not be granted the patents for which we apply or have applied;

     - our patents may be challenged or invalidated;

     - our patents may not provide our products with a commercial advantage over our competitors' products;

     - we may not be able to protect our proprietary technology in countries where intellectual property laws are not well developed or are poorly enforced;

     - a third party could reverse engineer our products in a way not prohibited by trade secret laws, and thus obtain use of our proprietary information;

     - a third party could bypass hardware security devices or key codes we use and obtain unauthorized access to our software;

     - a third party could independently develop the same or similar software or proprietary information as that which we have protected by trade secrets or copyrights since trade secret and copyright laws, unlike patent laws, do not protect us from independent development of the same or similar products;

     - OEMs licensing our software could allow unauthorized use of our software despite contractual terms prohibiting such use; and

     - we may incur substantial costs and invest significant time in defending our proprietary rights.

INFRINGEMENT CLAIMS BY THIRD PARTIES COULD BE COSTLY AND CAUSE PRODUCT SHIPMENT DELAYS

     Third parties may file claims against us alleging infringement of their patents, copyrights and other intellectual property rights. Regardless of its merit, an infringement claim against us could:

     - require significant management time and effort;

     - result in costly litigation;

     - cause product shipment delays; or

     - require us to enter into royalty or licensing agreements which may not be obtainable on terms acceptable to us.

OUR BUSINESS COULD BE HARMED BY THE LOSS OF KEY PERSONNEL

     Our future success depends, in significant part, upon key personnel, including Michael E. Kohlsdorf, our President and Chief Executive Officer; E. Neal Tompkins, our Executive Vice President and Chief Technology Officer; and Michael W. Barry, our Senior Vice President, Development and Engineering. Although we have employment agreements with Messrs. Kohlsdorf and Tompkins, these agreements do not obligate them to remain in our employ. We do not have key man insurance on any of our employees. If we lose any of our key personnel, our business, operations and product development efforts would suffer.

IF OUR SYSTEMS OR THE SYSTEMS OF OUR SUPPLIERS OR CUSTOMERS ARE NOT YEAR 2000 COMPLIANT, OUR BUSINESS COULD BE SEVERELY DISRUPTED

     Although we have attempted to identify and address year 2000 issues related to our business, we cannot be certain that all potential year 2000 issues have been identified or corrected. Additionally, we cannot guarantee that the third-party servers, printers, scanners and operating systems used in, or in conjunction with, our products are year 2000 compliant. If our products, or components used in our products, are not year 2000 compliant, we would have to delay shipping our products until they are year 2000 compliant. Delays in product shipments could result in lost revenue and harm to our reputation. Additionally, we cannot assure you that our customers will not assert year 2000 related claims against us even if our products are year 2000 compliant, which could require us to incur substantial costs and invest significant time defending such claims.

     As a result of year 2000 issues, customers may delay purchases of our products. Any resulting changes in our customers' purchasing patterns could result in decreased sales and revenue.

     Further, if our internal systems or those of other third-party vendors, such as utilities and telecommunications providers, are not year 2000 compliant, our business could be materially disrupted.

OUR ARTICLES OF INCORPORATION AND BYLAWS AND PROVISIONS OF GEORGIA LAW COULD MAKE IT MORE DIFFICULT TO ACQUIRE US

     Certain provisions of our articles of incorporation and bylaws as they will be amended prior to closing could make it more difficult for a third party to acquire us, even if doing so would be in the best interest of our shareholders. Some of the provisions which could result in such difficulty include:

     - the staggered terms of directors on our board;

     - the limitation that directors may be removed only for cause by a supermajority vote of our shareholders;

     - the limitation of actions by our shareholders so that they may only be taken at an annual or special meeting, and not by written consent; and

     - the election in our bylaws to be subject to the fair-price and business combination provisions of the Georgia corporate laws.

     Also, our board of directors can issue preferred stock and determine the price, rights, and preferences of this preferred stock without shareholder approval. This authority gives our board greater flexibility to take actions such as making acquisitions. However, if we issue preferred stock, a third party may find it more difficult to acquire control of us.

OUR OFFICERS AND DIRECTORS WILL HAVE SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL

     After this offering, our directors and officers and their affiliates will
beneficially own      % of our outstanding common stock. As a result, they will
have significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of T/R Systems.

FUTURE SALES BY SHAREHOLDERS OF OUR COMMON STOCK MAY NEGATIVELY AFFECT THE MARKET PRICE OF THE COMMON STOCK

     Sales of a substantial number of shares of our common stock following this offering could adversely affect its market price. Upon completion of this
offering, we will have           shares of common stock outstanding, assuming
the underwriters do not exercise their over-allotment option and our optionees
do not exercise any outstanding stock options. The           shares sold in this
offering will be immediately tradable without restriction. Of the remaining shares:

     - shares will be eligible for sale in the public market upon completion of this offering;

     - shares will be eligible for sale 90 days after the date of this prospectus; and

     - shares will be available for sale after 180 days following the date of this prospectus upon the expiration of lock-up agreements.

BancBoston Robertson Stephens may release all or any portion of the shares subject to the lock-up agreements at any time without notice. We also intend to
register an aggregate of           shares to be issued pursuant to our stock
option plans.

OUR STOCK HAS NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING AND OUR STOCK PRICE MAY BE VOLATILE

     Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or continue after this offering.

     Additionally, in recent years, the stock market in general, and the stock prices of technology companies in particular, have experienced extreme price fluctuations, sometimes without regard to the operating performance of particular companies. These market fluctuations may result in a material decline in the market price of our common stock. The price of our common stock after this offering is likely to fluctuate due to many factors, including:

     - variations in actual or anticipated quarterly earnings;

     - changes in earnings estimates by analysts;

     - market conditions in the industry;

     - announcements by competitors; and

     - general economic conditions.

PURCHASERS OF OUR COMMON STOCK IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of our common stock in this offering will suffer immediate and
substantial dilution of $          per share. This dilution represents the
difference between the estimated public offering price of $          and the pro
forma net tangible book value of our common stock after this offering. Purchasers will also experience further dilution upon the exercise of outstanding options to purchase our common stock.

WE HAVE BROAD DISCRETION IN THE USE OF PROCEEDS OF THIS OFFERING

     We can spend the proceeds of this offering in ways you may not deem prudent. You should read "Use of Proceeds" for a discussion of our plans for the net proceeds of this offering. However we use the proceeds of this offering, we cannot assure you that the proceeds will be invested to yield a favorable return.

              SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections, contains forward-looking statements that involve risks and uncertainties. The statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by the use of words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks we face described above and elsewhere in this prospectus. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could have an adverse affect on our business, financial condition and results of operations. We undertake no obligation to update any forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the
          shares of common stock offered by us will be $          , or
$          if the underwriters exercise their over-allotment option in full. Our calculation of the net proceeds assumes an initial public offering price of
$          per share, the mid-point of the range set forth on the cover of this prospectus, and is net of the estimated underwriting discounts and commissions
and estimated offering expenses of $          payable by us. We will not receive
any proceeds from shares sold by the selling shareholders.

     The principal purposes of this offering are to establish a public market for our common stock, to facilitate future access by T/R Systems to the public equity markets and to obtain additional working capital. We have not allocated any specific portion of the proceeds for any particular purpose. We intend to use the proceeds for general corporate purposes, including working capital, research and development and capital expenditures. We may in the future use a portion of the proceeds to acquire or invest in complementary products, technologies or businesses. However, we have no present plans or commitments and are not currently engaged in any negotiations with respect to such transactions. Pending such uses, we will invest the proceeds in interest-bearing deposit accounts, certificates of deposit, government securities or short-term, investment-grade financial instruments.

                                DIVIDEND POLICY

     We have never paid cash dividends and do not anticipate paying cash dividends in the future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Our revolving line of credit does not allow us to declare or pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth T/R Systems' capitalization as of July 31, 1999 on an actual basis and on a pro forma as adjusted basis to reflect:

     - the conversion of all outstanding preferred shares into 10,013,738 shares of common stock, which will occur prior to the closing of this offering; and

     - our sale of                shares of common stock in this offering at an
       assumed initial offering price of $          per share, the mid-point of
       the range set forth on the cover of this prospectus, and our receipt of the net proceeds therefrom and the use of a portion of those proceeds to repay long-term debt.

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes.

                                                                  JULY 31, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $     74     $    --
Redeemable, convertible preferred stock, $0.01 par value;
  9,500,000 shares designated, actual; none designated, pro
  forma as adjusted:
  Series A redeemable, convertible preferred stock;
     5,000,000 shares designated, 4,799,999 shares issued
     and outstanding, actual; none designated, issued or
     outstanding, pro forma as adjusted.....................     4,787          --
  Series B redeemable, convertible preferred stock;
     3,000,000 shares designated, 2,961,585 shares issued
     and outstanding, actual; none designated, issued or
     outstanding, pro forma as adjusted.....................     7,535          --
  Series C redeemable, convertible preferred stock;
     1,500,000 shares designated, 1,215,500 shares issued
     and outstanding, actual; none designated, issued or
     outstanding, pro forma as adjusted.....................     2,731          --
Shareholders' equity (deficit):
  Preferred stock, $0.01 par value; 12,000,000 shares
     authorized, actual and pro forma as adjusted; 9,500,000
     shares designated as redeemable, convertible preferred
     stock, actual; 222,222 shares designated as convertible
     preferred stock, actual; none designated, pro forma as
     adjusted; 222,222 shares of Series D convertible
     preferred stock issued and outstanding, actual; none
     issued or outstanding, pro forma as adjusted...........         2          --
  Common stock, $0.01 par value; 88,000,000 shares
     authorized, actual and pro forma as adjusted; 4,197,937
     shares issued and outstanding, actual;
     shares issued and outstanding, pro forma as adjusted...        42
  Additional paid-in capital................................     2,157
  Deferred compensation.....................................       (76)
  Accumulated deficit.......................................   (11,113)
                                                              --------     -------
       Total shareholders' equity (deficit).................    (8,988)
                                                              --------     -------
          Total capitalization..............................  $  6,139     $
                                                              ========     =======

     The number of shares of common stock outstanding as of July 31, 1999 does not reflect 2,564,570 shares issuable under options outstanding as of July 31, 1999 at a weighted average exercise price of $0.93 per share or 215,550 additional shares reserved for issuance under our stock plans. After July 31, 1999, T/R Systems issued options to purchase an additional 114,000 shares at a per share exercise price of $8.00 and reserved an additional 1,500,000 shares for issuance under our 1999 stock option plan.

                                    DILUTION

     Our pro forma net tangible book value as of July 31, 1999 was $6.1 million, or $0.43 per share of common stock. We have calculated this amount by:

     - subtracting our total liabilities from our total tangible assets; and

     - then dividing the difference by the total pro forma number of shares of common stock outstanding, including the number of shares of common stock that will be issued upon the conversion of our preferred stock prior to the closing of this offering.

If we give effect to our sale of                shares of common stock in this
offering, our adjusted pro forma net tangible book value as of July 31, 1999
would have been $       million, or $          per share. This amount represents
an immediate increase in pro forma net tangible book value of $          per
share to existing stockholders and an immediate dilution of $          per share
to new investors. The following table illustrates this dilution of net tangible book value per share:

Assumed initial public offering price per share.............            $
  Pro forma net tangible book value per share
     as of July 31, 1999....................................  $  0.43
  Increase per share attributable to new investors..........
                                                              -------
Pro forma net tangible book value per share after the
  offering..................................................
                                                                        -------
Dilution per share to new investors.........................            $
                                                                        =======

     The following table summarizes, on the pro forma basis discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by the investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                                        SHARES PURCHASED      TOTAL CONSIDERATION
                                      --------------------   ---------------------   AVERAGE PRICE
                                        NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                      ----------   -------   -----------   -------   -------------
Existing shareholders...............  14,222,425         %   $17,132,371         %       $1.20
New investors.......................
                                      ----------    -----    -----------    -----
          Totals....................                100.0%                  100.0%
                                      ==========    =====    ===========    =====

     Shares to be sold by the selling shareholders are excluded from the shares purchased by the new investors and included in shares purchased by the existing shareholders in this table. Sales by the selling shareholders in this offering
will reduce the shares held by existing shareholders to           shares, or
     % of the total shares outstanding after this offering, and will increase
the shares held by new investors to           , or      % of the total shares
outstanding after this offering. If the underwriters' over-allotment is exercised in full, the number of shares held by new investors will increase to
          shares, or      % of the total number of shares of common stock
outstanding after this offering.

     The above computations exclude 2,564,570 shares of common stock issuable upon the exercise of options outstanding as of July 31, 1999 at a weighted average exercise price of $0.93 per share. If any of those options are exercised, investors will incur further dilution.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes. The selected financial data for the fiscal years ended January 31, 1997, 1998 and 1999 and as of January 31, 1998 and 1999 are derived from our financial statements audited by Deloitte & Touche LLP, independent auditors, presented elsewhere in this prospectus. The selected financial data for the fiscal year ended January 31, 1996 and as of January 31, 1996 and 1997 are derived from our financial statements audited by Deloitte & Touche LLP, independent auditors, not included in this prospectus. The selected financial data as of and for the period ended January 31, 1995 are derived from unaudited financial statements. The selected financial data as of and for the six months ended July 31, 1998 and 1999 were derived from our unaudited interim financial statements presented elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting solely of normal recurring accruals, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Results of operations for the six months ended July 31, 1999 are not necessarily indicative of the results to be expected for the entire year.

     For a description of the net income (loss) per share calculations, see note 13 of the notes to our financial statements.

                                                                                             SIX MONTHS
                                                  FISCAL YEAR ENDED JANUARY 31,            ENDED JULY 31,
                                         -----------------------------------------------   ---------------
                                          1995      1996      1997      1998      1999      1998     1999
                                         -------   -------   -------   -------   -------   ------   ------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue................................  $    94   $ 1,194   $ 4,036   $12,032   $15,847   $8,340   $9,889
Cost of sales..........................       27     1,013     3,387     6,107     6,579    3,514    4,210
                                         -------   -------   -------   -------   -------   ------   ------
Gross profit...........................       67       181       649     5,925     9,268    4,826    5,679
Operating expenses:
  Research and development.............    1,610     1,732     1,786     2,164     3,202    1,487    1,656
  Sales and marketing..................       --       590     2,185     3,542     4,891    2,353    2,992
  General and administrative...........      115       729     1,011     1,623     1,708      943      862
                                         -------   -------   -------   -------   -------   ------   ------
    Total operating expenses...........     1725     3,051     4,982     7,329     9,801    4,783    5,510
                                         -------   -------   -------   -------   -------   ------   ------
Operating income (loss)................   (1,658)   (2,870)   (4,333)   (1,404)     (533)      43      169
Interest income, net...................        1        51       213       186       150       96       42
Other expenses.........................       --        --        --        --      (240)    (240)      --
                                         -------   -------   -------   -------   -------   ------   ------
Net income (loss)......................  $(1,657)  $(2,819)  $(4,120)  $(1,218)  $  (623)  $ (101)  $  211
                                         =======   =======   =======   =======   =======   ======   ======
Basic net income (loss) per share......  $ (0.69)  $ (1.10)  $ (1.47)  $ (0.37)  $ (0.16)  $(0.03)  $ 0.05
                                         =======   =======   =======   =======   =======   ======   ======
Basic weighted average shares
  outstanding..........................    2,409     2,566     2,808     3,385     4,033    3,958    4,163
                                         =======   =======   =======   =======   =======   ======   ======
Diluted net income (loss) per share....  $ (0.69)  $ (1.10)  $ (1.47)  $ (0.37)  $ (0.16)  $(0.03)  $ 0.01
                                         =======   =======   =======   =======   =======   ======   ======
Diluted weighted average shares
  outstanding..........................    2,409     2,566     2,808     3,385     4,033    3,958   15,967
                                         =======   =======   =======   =======   =======   ======   ======
Pro forma basic net income (loss) per
  share................................                                          $ (0.05)           $ 0.02
                                                                                 =======            ======
Pro forma basic weighted average shares
  outstanding..........................                                           13,825            14,048
                                                                                 =======            ======
Pro forma diluted net income (loss) per
  share................................                                          $ (0.05)           $ 0.01
                                                                                 =======            ======
Pro forma diluted weighted average
  shares outstanding...................                                           13,825            15,967
                                                                                 =======            ======

                                                   JANUARY 31,                          JULY 31,
                                 ------------------------------------------------   -----------------
                                  1995      1996      1997      1998       1999      1998      1999
                                 -------   -------   -------   -------   --------   -------   -------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......  $   685   $ 7,721   $ 2,826   $ 3,527   $  1,966   $ 3,211   $ 3,708
Working capital................      526     8,251     3,820     5,117      3,892     4,649     5,229
Total assets...................      819     9,721     5,459     8,184      7,770     8,573    10,039
Redeemable, convertible
  preferred stock..............    2,348    12,252    12,272    15,020     15,042    15,031    15,053
Total shareholders' deficit....   (1,703)   (4,510)   (8,635)   (9,759)   (10,238)   (9,731)   (8,988)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that might cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. The terms fiscal 1997, fiscal 1998, fiscal 1999 and fiscal 2000 mean the twelve months ended January 31, 1997, 1998, 1999 and 2000, respectively. You should read the following discussion in conjunction with our financial statements and the related notes.

OVERVIEW

     T/R Systems designs, develops and markets digital document processing and printing systems for the print-on-demand market. T/R Systems was founded in 1991 as an engineering services company providing consulting services to the printing, copying and multimedia markets. In 1993, we began development of our own products and in 1995, we introduced the MicroPress Cluster Printing System, our digital document processing and printing system.

     We derive our revenue primarily from the sale of digital document processing and printing systems and related add-on software and hardware. Additionally, we receive revenue from:

     - the sale of consumable products, such as toner, and replacement parts that support our systems;

     - engineering services for the development of technology;

     - customer service plans; and

     - royalties for technology previously licensed.

     In accordance with American Institute of Certified Public Accountants Statement of Position 97-2 Software Revenue Recognition, we recognize revenue from printing systems when persuasive evidence of an arrangement exists, the system has been shipped, the fee is fixed or determinable and collectibility of the fee is probable. Under multiple element arrangements, we allocate revenue to the various elements based on vendor-specific objective evidence of fair value. Our products do not require significant customization. Prior to the February 1, 1998 effective date of this statement, we recognized revenue on printing systems upon shipment. The adoption of this statement had no effect on our accounting for revenue. We recognize revenue from the sale of consumables upon shipment.

     We recognize revenue from customer service plans ratably over their respective terms, typically one to three years. Engineering service fees are recognized as the services are rendered. Nonrefundable prepaid royalties are recognized as revenue over the term of the royalty agreement, based on the greater of actual royalties earned or the straight-line method. Revenue from customer service plans, engineering services and royalties have each been less than 10% of total revenue in each of the last three fiscal years.

     We distribute our products in North America and internationally through a network of independent dealers and through our distribution relationship with Minolta. We sold our first systems under the Minolta OEM agreement in February 1999. In fiscal 1998 and 1999, we sold systems under an OEM agreement with Mita. Mita, which sold our systems in Japan, discontinued orders of our systems in June 1998 and subsequently entered into reorganization proceedings. Since then, our sales to Mita have been negligible.

     Our gross margin may fluctuate based on a variety of factors, including product configuration. Product configuration, which is determined by the end user, typically affects gross margin due to the relative amount of software and hardware in each system. The systems we have sold to Minolta under our OEM agreement have typically incorporated a higher proportion of software as compared to systems our independent dealers sell since Minolta is more likely to sell our systems with its own hardware. The relative amount of add-on software and hardware we sell also affects our gross margin. The hardware in our systems typically includes two or more print devices and, in some instances, a digital scanner. We purchase these hardware devices from third parties for resale. Thus, we typically realize lower margins on hardware devices than we realize on our software products.

     Sales to international customers were $5.3 million, or 33.7% of revenue, in fiscal 1999 and $5.1 million, or 51.1% of revenue, in the first six months of fiscal 2000. Of the $5.1 million of sales to international customers in the first six months of fiscal 2000, $3.2 million, or 32.2% of revenue, was billed to Minolta, a Japanese company, but the product was shipped to Minolta's United States subsidiary for re-sale in the United States. We expect that international sales will continue to represent a significant portion of our revenue for the foreseeable future. Currently, all our sales are denominated in U.S. dollars. If the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive, which could result in a reduction in our sales in a particular country.

     As of January 31, 1999, we had approximately $8.2 million in tax net operating loss carryforwards which, if not utilized, expire at various dates beginning in 2007. We must recognize taxable income in future periods to be able to utilize these net operating loss carryforwards. We have not recognized any benefit from the future use of these carryforwards because we are uncertain that we will be able to utilize them. Further, under the ownership change limitations of the Internal Revenue Code of 1986, as amended, our utilization of approximately $658,000 of these carryforwards is subject to an annual limitation of approximately $330,000. If we use these carryforwards in future periods, we will incur alternative minimum taxes in those periods.

     We record software development costs in accordance with Financial Accounting Standards Board Statement No. 86. To date, we have expensed software development costs as incurred due to the immaterial amount of costs incurred between the establishment of technological feasibility and the time that the software is generally available for sale.

RESULTS OF OPERATIONS

     The following table presents operating data expressed as a percentage of revenue.

                                                                         SIX MONTHS
                                              FISCAL YEAR ENDED            ENDED
                                                 JANUARY 31,              JULY 31,
                                           ------------------------    --------------
                                            1997     1998     1999     1998     1999
                                           ------    -----    -----    -----    -----
Revenue................................     100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales..........................      83.9     50.8     41.5     42.1     42.6
                                           ------    -----    -----    -----    -----
Gross profit...........................      16.1     49.2     58.5     57.9     57.4
Operating expenses:
  Research and development.............      44.3     18.0     20.2     17.9     16.7
  Sales and marketing..................      54.1     29.4     30.9     28.2     30.3
  General and administrative...........      25.0     13.5     10.8     11.3      8.7
                                           ------    -----    -----    -----    -----
          Total operating expenses.....     123.4     60.9     61.9     57.4     55.7
                                           ------    -----    -----    -----    -----
Operating income (loss)................    (107.3)   (11.7)    (3.4)     0.5      1.7
Interest income, net...................       5.3      1.5      0.9      1.2      0.4
Other expense..........................        --       --     (1.5)    (2.9)      --
                                           ------    -----    -----    -----    -----
Net income (loss)......................    (102.0)%  (10.2)%   (4.0)%   (1.2)%    2.1%
                                           ======    =====    =====    =====    =====

COMPARISON OF THE SIX MONTHS ENDED JULY 31, 1999 AND 1998

     Revenue. Revenue for the six months ended July 31, 1999 was $9.9 million, representing an increase of 18.6% over revenue of $8.3 million for the six months ended July 31, 1998. This increase was primarily due to an increase in revenue from our OEM relationship with Minolta. We began shipping systems under our OEM agreement with Minolta in February 1999. This increase was partially offset by a decrease in revenue from our OEM relationship with Mita. Revenue from Mita for the six months ended July 31, 1999 was negligible.

     Revenue from sales to customers outside the United States was $5.1 million for the six months ended July 31, 1999, representing 51.1% of revenue, and $3.4 million for the six months ended July 31, 1998, representing 40.3% of revenue. Of the $5.1 million in sales for the six months ended July 31, 1999 to international customers, $3.2 million, or 32.2% of revenue, was for sales to Minolta, which were shipped to Minolta's United States subsidiary for re-sale in the United States. The balance of international revenue for the six months ended July 31, 1999 reflected sales primarily to Minolta and other dealers in Europe and Canada. International sales for the six months ended July 31, 1998 represented sales primarily to Japan and, to a lesser extent, sales in Europe.

     Gross Profit. Gross profit, revenue less cost of sales, for the six months ended July 31, 1999 was $5.7 million, as compared to $4.8 million for the six months ended July 31, 1998. Cost of sales, which consists primarily of third-party hardware, principally print devices, board components, finished boards and consumables, and third-party software, as well as labor and overhead, for the six months ended July 31, 1999 was $4.2 million, as compared to $3.5 million for the six months ended July 31, 1998. Gross margin, or gross profit as a percentage of revenue, for the six months ended July 31, 1999 was 57.4% as compared to 57.9% for the first six months of fiscal 1999.

     Research and Development. Research and development expenses consist primarily of employee salaries and benefits, equipment depreciation, software and hardware supplies used in product development and an allocation of overhead. Research and development costs are expensed as incurred. These expenses increased 11.4% to $1.7 million, or 16.7% of revenue, for the six months ended July 31, 1999, from $1.5 million, or 17.8% of revenue, for the six months ended July 31, 1998. The increase was primarily due to an increase in employee salaries and benefits.

     Sales and Marketing. Sales and marketing expenses consist primarily of employee salaries and benefits, sales commissions, trade show costs, advertising, technical support and travel-related expenses. Sales and marketing expenses increased 27.2% to $3.0 million, or 30.3% of revenue, for the six months ended July 31, 1999, from $2.4 million, or 28.2% of revenue, for the six months ended July 31, 1998. The increase was primarily due to the growth in our sales force and associated increases in salaries, benefits and travel-related expenses, as well as an increase in sales commissions due to an increase in sales.

     General and Administrative. General and administrative expenses include employee salaries and benefits, professional service fees and employee recruiting expenses. General and administrative expenses decreased 8.6% to $862,000, or 8.7% of revenue, for the six months ended July 31, 1999, from $943,000, or 11.3% of revenue, for the six months ended July 31, 1998. This decrease was due to lower recruiting and moving expenses. During the six months ended July 31, 1998, we incurred expenses related to the move of our principal offices into new leased office space. No similar moving expenses were incurred in the six months ended July 31, 1999.

     Interest Income, Net. Interest income, net consists of income generated from our cash, cash equivalents and short-term investments, net of interest expense paid on our equipment line of credit. Interest income was $42,000 for the six months ended July 31, 1999 and $96,000 for the six months ended July 31, 1998. The decrease in interest income was the result of a decrease in funds available for short-term investment due to the use of cash to fund operations and capital expenditures.

     Other Expense. During the first six months of fiscal 1999, we expensed $240,000 for legal and audit services related to a then planned initial public offering. In July 1998, we suspended our plans to go public, thus necessitating the recognition of those expenses in fiscal 1999. No similar such expenses were incurred in the first six months of fiscal 2000.

COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1999, 1998 AND 1997

     Revenue. Revenue was $15.8 million for fiscal 1999, representing an increase of 31.7% over revenue of $12.0 million for fiscal 1998. Revenue for fiscal 1998 increased 198.1% over revenue of $4.0 million for fiscal 1997.

     The increase from fiscal 1998 to fiscal 1999 was primarily the result of an increase in sales of the MicroPress through both our independent dealer channel and our OEM arrangement with Mita. Adding to the year-over-year increase in revenue were increases in revenue from royalties, engineering service fees and sales of consumable products, add-on software and hardware and customer support plans.

     The increase from fiscal 1997 to fiscal 1998 was primarily the result of increased sales of the MicroPress, including the systems sold under our OEM agreement with Mita. Additionally, the average price per system sold increased in fiscal 1998 over fiscal 1997 primarily due to the enriched content and additional connectivity of the systems sold. Enhancements to the

MicroPress, which increased the fiscal 1998 average selling price, included the introduction of a scanner and additional devices and software. The fiscal 1998 increase in revenue was also partially attributable to increased sales of add-on hardware and software and consumable products to support the MicroPress as a result of more systems being in service in fiscal 1998 than in fiscal 1997.

     During fiscal 1999, we derived $11.0 million, or 69.3% of our revenue, from sales in the United States. This compares to $8.0 million, or 66.4% of revenue, in fiscal 1998 and $2.3 million, or 55.8% of revenue, in fiscal 1997. The remaining revenue in fiscal 1999 and fiscal 1998 was primarily generated by sales in Asia through our OEM agreement with Mita, sales to Minolta for research and development purposes and sales in Europe. The balance of revenue in fiscal 1997 reflected sales in Europe and royalty revenue from Asia. Domestic revenue grew at a faster rate than international revenue during the three years ended January 31, 1999 because of a more established domestic distribution infrastructure and our greater focus on the domestic market.

     Gross Profit. Our gross profit was $9.3 million in fiscal 1999, $5.9 million in fiscal 1998, and $649,000 in fiscal 1997. Gross margin was 58.5% in fiscal 1999, 49.2% in fiscal 1998 and 16.1% in fiscal 1997. The increase in gross margin from fiscal 1998 to fiscal 1999 was primarily due to an improvement in OEM gross margin due to the systems sold to Mita and Minolta, including more high-margin software and less hardware than the systems sold to Mita in fiscal 1998. Additionally, our margin improved due to an increase in OEM revenue as a percent of total revenue. We typically realize higher margins on OEM revenue than we do through our independent dealer network as the OEM systems typically include less hardware than systems sold through independent dealers. The improvement in gross margin from fiscal 1997 to fiscal 1998 was due to reductions in component costs, the allocation of fixed costs over a larger sales volume and the introduction of relatively high margin software modules and our PrintLinks in fiscal 1997 and fiscal 1998. PrintLinks are the MicroPress' interface to supported digital printers and copiers not sold by us.

     Research and Development. Research and development expenses were $3.2 million in fiscal 1999, $2.2 million in fiscal 1998, and $1.8 million in fiscal 1997. Research and development expenses represented 20.2% of revenue in fiscal 1999, 18.0% of revenue in fiscal 1998 and 44.3% of revenue in fiscal 1997. Research and development expenses increased 48.0% from fiscal 1998 to fiscal 1999 and 21.2% from fiscal 1997 to fiscal 1998. The increase from fiscal 1998 to fiscal 1999 was primarily due to an increase in salaries and benefits resulting from the hiring of additional research and development personnel to assist in the further development of the MicroPress. Additionally, the increase was due to an increase in spending on supplies, hardware and software for project development and an increase in depreciation expense on equipment purchased for development of the MicroPress' connectivity to additional devices. The increase from fiscal 1997 to fiscal 1998 was also due primarily to an increase in employee salaries and benefits as a result of hiring additional personnel.

     Sales and Marketing. Sales and marketing expenses were $4.9 million in fiscal 1999, or 30.9% of revenue. These expenses were $3.5 million in fiscal 1998, or 29.4% of revenue, and $2.2 million in fiscal 1997, or 54.1% of revenue. The increase of $1.3 million, or 38.1%, from fiscal 1998 to fiscal 1999 was primarily due to an increase in employee salaries and benefits due to an increase in our sales force and marketing personnel during fiscal 1999 and the second half of fiscal 1998. The year-over-year increase was also due to increases in sales commissions and travel expense. The increase of $1.4 million, or 62.1%, from fiscal 1997 to fiscal 1998 was primarily due to an increase in salaries and benefits as a result of the addition of new sales personnel and the establishment of a marketing department in the second half of fiscal 1997.

Other costs that contributed to the overall increase in sales and marketing expenses included payments for outside consulting services, trade shows and travel.

     General and Administrative. General and administrative expenses were $1.7 million in fiscal 1999 compared to $1.6 million in fiscal 1998 and $1.0 million in fiscal 1997. These expenses represented 10.8% of revenue in fiscal 1999, 13.5% of revenue in fiscal 1998 and 25.1% of revenue in fiscal 1997. Accordingly, such expenses increased $85,000, or 5.2%, from fiscal 1998 to fiscal 1999 and $612,000, or 60.5%, from fiscal 1997 to fiscal 1998. The increase from fiscal 1998 to fiscal 1999 was primarily due to an increase in salaries and benefits due to an increase in administrative personnel. The increase in salaries and benefits expense was partially offset by a decrease in the provision for doubtful accounts. Additionally, expenses for overhead, including rent, utilities and telephone, and outside services, increased from fiscal 1998 to fiscal 1999. The increase from fiscal 1997 to fiscal 1998 was primarily due to the expenses we recorded related to our decision in fiscal 1998 to move to a new facility in fiscal 1999 and to an increase in employee compensation for fiscal 1998 over fiscal 1997 resulting from the hiring of additional administrative employees and improved operating performance. Additionally, we incurred increases in the provision for doubtful accounts, professional service and travel-related expenses from fiscal 1998 to fiscal 1999.

     Interest Income, Net. Interest income, net was $150,000 in fiscal 1999, $186,000 in fiscal 1998 and $213,000 in fiscal 1997. The decrease in interest income over the three year period was due to a decrease in funds available for short-term investment during the period due to the use of cash to fund operations and purchase property and equipment.

     Other Expense. In fiscal 1999, we expensed $240,000 for legal and audit services related to a then planned initial public offering. In July 1998, we suspended our plans to go public, thus necessitating the recognition of those expenses in fiscal 1999. No similar expenses were incurred in fiscal 1998 or fiscal 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly statement of operations data for the ten quarters ended July 31, 1999. This data has been prepared on a basis consistent with our audited financial statements included elsewhere in this prospectus. This data includes all adjustments, consisting solely of normal recurring adjustments, that we believe necessary for a fair presentation of such information. You should read this quarterly data in conjunction with our audited financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

                                                            THREE MONTHS ENDED
                           -------------------------------------------------------------------------------------
                           APR. 30,   JUL. 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,
                             1997       1997       1997       1998       1998       1998       1998       1999
                           --------   --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS)
Revenue..................   $1,713     $2,169     $3,151     $4,999     $4,842     $3,498     $3,694     $3,813
Cost of sales............      965      1,039      1,384      2,719      2,025      1,489      1,527      1,538
                            ------     ------     ------     ------     ------     ------     ------     ------
Gross profit.............      748      1,130      1,767      2,280      2,817      2,009      2,167      2,275
Total operating
  expenses...............    1,384      1,639      1,864      2,442      2,409      2,374      2,457      2,561
                            ------     ------     ------     ------     ------     ------     ------     ------
Operating income
  (loss).................     (636)      (509)       (97)      (162)       408       (365)      (290)      (286)
Interest income, net.....       45         52         49         40         44         52         39         15
Other expense............       --         --         --         --         --       (240)        --         --
                            ------     ------     ------     ------     ------     ------     ------     ------
Net income (loss)........   $ (591)    $ (457)    $  (48)    $ (122)    $  452     $ (553)    $ (251)    $ (271)
                            ======     ======     ======     ======     ======     ======     ======     ======

                           THREE MONTHS ENDED
                           -------------------
                           APR. 30,   JULY 31,
                             1999       1999
                           --------   --------
                             (IN THOUSANDS)
Revenue..................   $4,656     $5,233
Cost of sales............    1,946      2,264
                            ------     ------
Gross profit.............    2,710      2,969
Total operating
  expenses...............    2,651      2,859
                            ------     ------
Operating income
  (loss).................       59        110
Interest income, net.....       16         26
Other expense............       --         --
                            ------     ------
Net income (loss)........   $   75     $  136
                            ======     ======

     The following table sets forth the same data as a percentage of revenue.

                                                            THREE MONTHS ENDED
                           -------------------------------------------------------------------------------------
                           APR. 30,   JUL. 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,
                             1997       1997       1997       1998       1998       1998       1998       1999
                           --------   --------   --------   --------   --------   --------   --------   --------
Revenue..................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales............     56.3       47.9       43.9       54.4       41.8       42.6       41.3       40.3
                            ------     ------     ------     ------     ------     ------     ------     ------
Gross profit.............     43.7       52.1       56.1       45.6       58.2       57.4       58.7       59.7
Total operating
  expenses...............     80.8       75.6       59.2       48.9       49.7       67.9       66.5       67.2
                            ------     ------     ------     ------     ------     ------     ------     ------
Operating income
  (loss).................    (37.1)     (23.5)      (3.1)      (3.3)       8.5      (10.5)      (7.8)      (7.5)
Interest income, net.....      2.6        2.4        1.6        0.8        0.9        1.5        1.1        0.4
Other expense............       --         --         --         --         --       (6.9)        --         --
                            ------     ------     ------     ------     ------     ------     ------     ------
Net income (loss)........    (34.5)%    (21.1)%     (1.5)%     (2.5)%      9.4%     (15.9)%     (6.7)%     (7.1)%
                            ======     ======     ======     ======     ======     ======     ======     ======

                           THREE MONTHS ENDED
                           -------------------
                           APR. 30,   JULY 31,
                             1999       1999
                           --------   --------
Revenue..................    100.0%     100.0%
Cost of sales............     41.8       43.3
                            ------     ------
Gross profit.............     58.2       56.7
Total operating
  expenses...............     56.9       54.6
                            ------     ------
Operating income
  (loss).................      1.3        2.1
Interest income, net.....      0.3        0.5
Other expense............       --         --
                            ------     ------
Net income (loss)........      1.6%       2.6%
                            ======     ======

     Revenue for the fourth quarter of fiscal 1998 and first quarter of fiscal 1999 included sales under our OEM agreement with Mita. Sales to Mita represented 42.1% of revenue in the fourth quarter of fiscal 1998 and 33.9% in the first quarter of fiscal 1999. Mita discontinued orders of our systems during the second quarter of fiscal 1999 and subsequently entered reorganization proceedings. Since then, our sales to Mita have been negligible. Revenue increased about $843,000, or 22.1%, from the fourth quarter of fiscal 1999 to the first quarter of fiscal 2000. This increase was primarily due to an increase in revenue recognized under our OEM agreement with Minolta. During the first quarter of fiscal 2000, we began shipping systems to Minolta under their OEM agreement.

     Gross margin decreased from 56.1% in the third quarter of fiscal 1998 to 45.6% in the fourth quarter of fiscal 1998. This decrease was primarily due to a charge in cost of sales for the write-down in the value of certain black and white printers in the fourth quarter. Additionally, this decrease was due to fourth quarter fiscal 1998 results including systems sold to Mita with a higher proportion of hardware than systems sold during the third quarter. Systems sold to Mita in the first quarter of fiscal 1999 included less hardware than those shipped in the fourth quarter of fiscal 1998, resulting in improved margins from the fourth quarter of fiscal 1998 as compared to the first quarter of fiscal 1999. We typically realize higher margins on software than we do on the hardware we purchase from third-party manufacturers.

FLUCTUATIONS IN QUARTERLY RESULTS

     T/R Systems' quarterly results of operations have fluctuated in the past and we believe they will continue to do so in the future as a result of various factors. These factors include:

     - changes in the average selling price of our products;

     - customer demand for our products;

     - competitive market conditions, including price competition;

     - the level of sales promotion activities, such as advertising, by us, our OEM customers and our competitors;

     - the general level of sales of printers and printer/copiers which connect to our products;

     - the cost and availability of components of our products;

     - the mix of sales between our OEM customers and our dealer network;

     - product configurations and the gross margin changes resulting from variations in the proportion of hardware and software in systems sold;

     - third-party funding of our development of technology to allow their print devices to connect to our systems; and

     - the pace of the shift to digital print technology.

Additionally, we anticipate that operating expenses will continue to increase. If our sales in any quarter do not increase accordingly, our results of operations for that quarter will be adversely affected. For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that you should not rely on our results of operations in any particular quarter as necessarily indicative of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     From inception, we have funded our operations and investments in property and equipment primarily through the private placement of preferred stock totaling about $16.1 million. We have obtained additional funding through the private placement of our common stock primarily with our founders, other employees and certain private investors. To date, we have received $1.2 million through the sale of common stock.

     Net cash used in operating activities was $929,000 in fiscal 1999, $1.7 million in fiscal 1998 and $4.2 million in fiscal 1997. The decrease from fiscal 1998 to fiscal 1999 was primarily due to a decrease in the operating loss in fiscal 1999. The decrease from fiscal 1997 to fiscal 1998 was also due primarily to a decrease in the operating loss in fiscal 1998. However, the decrease in fiscal 1998 was partially offset by an increase in accounts receivable due in part to the timing of payments from Mita during the fourth quarter of fiscal 1998.

     Net cash provided by operating activities was $906,000 for the six months ended July 31, 1999, as compared to net cash used in operating activities of $533,000 for the six months ended July 31, 1998. The improvement in operating cash flow was primarily due to our recording net income of $211,000 for the first six months of fiscal 2000 compared to a net loss of $101,000 for the first six months of fiscal 1999. Additionally, cash increased as a result of payments for customer service plans and shipments to Minolta made during the six months ended July 31, 1999 for which the revenue recognition process was not complete. The increase in cash due to increases in net income and deferred revenue were partially offset by an increase in accounts receivable, due to an increase in revenue, and a decrease in accounts payable, due to the timing of payments to our vendors.

     Net cash used for investing activities was $944,000 in fiscal 1999, $619,000 in fiscal 1998 and $335,000 in fiscal 1997, reflecting purchases of property and equipment. Cash spent on purchases of property and equipment was $172,000 for the six months ended July 31, 1999 and $633,000 for the six months ended July 31, 1998. Included in this fiscal 1999 total is spending on equipment used in product development and for trade shows and demonstration equipment for the MicroPress. The total for the six months ended July 31, 1998 includes furniture and leasehold improvements purchased for our new office space which we moved into during the first six months of fiscal 1999. We anticipate that we will spend about $400,000 for property and equipment purchases during the fiscal year ending January 31, 2000.

     In October 1997, we entered into a loan and security agreement with a commercial bank. Pursuant to this agreement, we can borrow up to $2.0 million for general working capital purposes under a revolving line of credit. The amount available under this line is limited to the lesser of 80% of eligible accounts receivable or $2.0 million less any letters of credit outstanding under the agreement. At July 31, 1999, we had a $200,000 letter of credit outstanding under the agreement and up to $1.7 million available under the line. Loans under the line bear interest, payable monthly, at the bank's prime rate plus one percent (9.0% at July 31, 1999). The line expires in October 1999. Additionally, in March 1998, the agreement was amended to provide for an additional revolving line of credit of $250,000, which we had available through December 1998 for the purchase of property and equipment. This additional line bears interest at the bank's prime rate plus one and one-half percent (9.5% at July 31, 1999). At July 31, 1999, we had $126,000 outstanding under this additional line which is being repaid over 36 months. Our assets, excluding intellectual property rights, are pledged as collateral under both lines of credit. The agreement provides for certain covenants on the part of T/R Systems including, among others, the maintenance of certain financial ratios and a minimum net worth, as well as limitations on the incurrence of additional indebtedness and the payment of cash dividends.

     Financing activities generated net cash of $312,000 in fiscal 1999 and $3.0 million in fiscal 1998 resulting primarily from the private placement of preferred and common stock. Cash used in financing activities was $385,000 in fiscal 1997. In fiscal 1997, we pledged $400,000 in cash as security on an unused letter of credit. This restricted cash, which was reduced by $200,000 in fiscal 1998, was held by us in a certificate of deposit. Financing activities generated net cash of $1.0 million in the six months ended July 31, 1999 as compared to $224,000 in the same period a year earlier. The increase was primarily due to the private placement of 222,222 shares of Series D preferred stock at $4.50 per share in May 1999.

     We believe that the net proceeds from the sale of our common stock in this offering, together with our current cash and cash equivalents and cash generated by operations, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and business expansion for at least the next twelve months. Thereafter, if cash generated by operations is insufficient to satisfy our operating requirements, we will be required to seek additional debt or equity financing. There can be no assurance that we will be able to obtain such financing on terms acceptable to us, if at all. If we sell additional equity securities, our shareholders holdings could be diluted.

     Inflation has had no material impact on our operations to date.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field, and therefore these systems may recognize a date of "00" as 1900 rather than the year 2000. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with year 2000 requirements. In assessing the effect of the year 2000 issue on T/R Systems, we determined that we needed to evaluate four general areas:

     - supplier relationships;

     - internal infrastructure;

     - products sold to customers; and

     - other third-party relationships.

     Supplier Relationships. Our systems are built on the open architecture of Microsoft Corporation's Windows NT, Intel Corporation microprocessors and Harlequin's ScriptWorks. If these products are affected by the year 2000 issue, our systems could be affected in ways which could seriously harm our business. Additionally, we include in configurations of our systems print devices and other hardware components purchased from third-party manufacturers. We purchase our print devices primarily from one manufacturer. To the extent that this manufacturer is affected by the year 2000 issue, our supply of these print devices could be delayed or eliminated. We are relying on public statements from the suppliers of software incorporated in our products and our supplier of print devices that their operations and their products should not be significantly affected by the year 2000 issue. To the extent that our manufacturers of other hardware components are affected by the year 2000 issue, we believe that we could obtain these hardware components from other sources. However, we cannot assure you that our business will not be disrupted if our hardware manufacturers do not provide products to us which are year 2000 compliant.

     Internal Infrastructure. The year 2000 issue could also affect our internal systems. We have assessed our internal information technology systems, including third-party software and hardware technology. We are relying on public statements from the suppliers of these systems that their operations and their products should not be significantly affected by the year 2000 issue. However, we cannot assure you that our business will not be disrupted if these systems are not year 2000 compliant. Additionally, we have rolled forward our internal information technology systems to the year 2000 on a test basis. Based on the results of these tests, we do not believe these systems will be affected by the year 2000 issue. However, we may experience serious unanticipated problems and costs caused by undetected errors and defects in the technology used in our internal systems.

     Products Sold to Customers. The software included in our systems does not contain two digit date codes and therefore is generally unaffected by the year 2000 issue. However, our systems sold to OEMs, once shipped, are connected to the OEM's print devices. To the extent that these devices are affected by the year 2000 issue, our sales to our OEM customers could be harmed. We are relying on public statements from our OEM customers that their operations and their print devices will not be significantly affected by the year 2000 issue.

     We do not currently have any information concerning the year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve year 2000 compliance. If our customers are not year 2000 compliant, they may experience significant costs to remedy problems, or they may face litigation costs. In either case, the year 2000 issue could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our sales could be harmed.

     Other Third-Party Relationships. We rely on outside vendors for utilities and telecommunication services as well as other infrastructure services. We are not capable of independently evaluating the year 2000 compliance of the systems utilized to supply these services. We cannot assure you that these suppliers will resolve any or all year 2000 issues with these systems before the occurrence of a material disruption to our business. Any failure of these third parties to resolve year 2000 issues with their systems in a timely manner could harm our business.

     We have not developed a contingency plan to address situations that may result if we are unable to achieve year 2000 readiness of our critical operations, and we do not plan to do so in the future. Any investigations we have undertaken with respect to year 2000 issues have been funded from available cash, and these costs have not be separately accounted for. To date, these costs have not been significant.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under this statement, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We intend to adopt this statement effective January 1, 2001. We do not expect the adoption of this statement to have a significant impact on our financial position or results of operations because we do not have significant derivative activity.

     In December 1998, the American Institute of Certificate Public Accountants issued Statement of Position 98-9, Modification of Statement of Position 97-2, Software Revenue Recognition, With Respect to Certain Transactions. This statement requires recognition of revenue using the residual method when vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in an arrangement. Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of Statement of Position 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. We will adopt this statement in fiscal 2001 and do not expect the adoption of this statement to have a material effect on revenue recognition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We believe our exposure to market rate fluctuations on our cash equivalents are minor due to the short-term maturities of those investments, typically 90 days or less. We have market risk relating to borrowings under our credit facility because the interest rates under the facility are variable. The fair value of our borrowings at July 31, 1999 approximated $153,000. To date, we have not entered any derivative instruments to manage interest rate exposure. For a description of our credit facility, see note 7 of the notes to our financial statements.

     A significant portion of our revenue is derived from international customers. However, all of our revenue is received in U.S. dollars. A strengthening of the dollar could make our products less competitive in foreign markets.

                                    BUSINESS

COMPANY OVERVIEW

     T/R Systems designs, develops and markets digital document processing and printing systems, consisting of proprietary software and hardware, for the print-on-demand market. Our highly functional product, the MicroPress Cluster Printing System, manages multiple digital print devices provided by us or by third parties as an integrated printing system. This system allows our customers to flexibly and economically print desired quantities with minimum lead time. Key features of the MicroPress include consistent color quality across multiple print devices as well as the capability to simultaneously support color and black and white digital printing devices and digital input. Other features available with the MicroPress include Internet-based remote job submission and ticketing, document distribution and archiving, variable data printing, document merging, electronic collation and imposition.

     We distribute our products in North America and internationally through a network of independent dealers and through our distribution relationship with Minolta. Our regional sales managers support our independent dealer network and our Minolta relationship. We initially focused our sales and marketing efforts on organizations that provide printing and copying services, and have expanded our focus to include service bureaus, in-house print shops and corporate customers.

     We are a leading provider of digital document processing and printing systems in the mid-range print-on-demand market. We define the mid-range print-on-demand market as users with monthly print volumes of 100,000 to 1,000,000 black and white pages or 10,000 to 100,000 color pages.

INDUSTRY BACKGROUND

     The emergence of digital printing technologies is driving significant changes in all sectors of the printing and publishing industry. Increasingly, traditional printers, printing presses and copiers are being integrated with computer, networking and data processing technologies. Among the sectors that have experienced the most significant changes is the rapidly growing print-on-demand market in which key customer requirements include the ability to store, retrieve, manage and print documents quickly and in desired quantities. CAP Ventures, Inc., a consulting and research firm focused on the print-on-demand market, estimates that the U.S. market for print-on-demand equipment, supplies and services was approximately $5.0 billion in 1998 and will grow to approximately $10.6 billion in 2002. The print-on-demand market is characterized by a large number of printing providers. CAP Ventures estimates that, at December 1997, the market in the United States consisted of approximately 66,000 commercial printers and corporate print shops and approximately 64,000 secondary market establishments including advertising agencies and commercial graphic art firms.

     Typical users of print-on-demand solutions require software and hardware systems that allow them to produce a wide variety of print outputs, including books, manuals, newsletters and various forms of direct marketing materials. Examples of print-on-demand users include:

     - print-for-pay organizations -- quick printers, printing service bureaus, commercial printers and offset printers that provide printing and/or copying services for outside entities;

     - educational institutions -- primary, secondary and higher education institutions including community colleges and universities;

     - government entities -- local, city, state and federal agencies as well as public utilities;

     - corporate entities -- in-house print shops and departments such as marketing, finance and training;

     - facilities management -- service providers that manage print operations for other entities; and

     - book publishers -- organizations that provide publishing services including on-demand book publishing.

     Historically, the print-on-demand market relied on costly stand-alone, monochrome devices based on analog technology and dedicated to a single print, copy or scan function. Since the advent of desktop publishing in the mid-1980s, the printing industry continues to undergo a widespread transition from analog systems and processes to digital technologies. With the proliferation of personal computers, desktop publishing software, digital photography and network computing, documents are increasingly managed in digital formats. Faster processor speeds, expanded system memory and increased storage capacity have combined with advanced software packages to enable complex image processing, color graphics manipulation and the layout, design and production of digital documents. Additionally, desktop publishing and general word processing software allow text, line art and graphics to be digitally integrated in a single software application. These new digital technologies have improved control over the document creation process and have enabled documents to be produced more quickly without the assistance of special trade shops and other outside services. In addition, the new capabilities offered by digital tools and processes have contributed to increased customer demand for improved products and services, including the ability to reliably produce high quality color documents more quickly and easily, and the ability to produce smaller quantities economically.

     The trend toward advanced digital printing technologies has resulted in new generations of printers and printing systems. Traditionally, users of print-on-demand systems have had to choose between two options when selecting digital printing systems. At the low end are desktop oriented workgroup printers that may be attached to a network or operate as stand-alone devices, and typically cost between $3,000 and $15,000. While these devices are relatively inexpensive, they are often characterized by relatively limited performance and functionality and do not incorporate digital document management capabilities. At the high end are high-performance, expensive systems that typically cost $250,000 or more. Though these systems offer more complete document finishing and heavy media-handling capabilities, they require large monthly printing volumes, often in excess of 1,000,000 black and white pages per month to justify the high cost of acquisition and the significant ongoing maintenance costs.

     These traditional solutions fail to adequately address the needs of the mid-range segment of the print-on-demand market. The low-end products do not provide the functionality or flexibility needed to meet the diverse and dynamic requirements of end users. The high-end systems require large capital outlays that make the traditional systems too expensive for many smaller end users. These smaller end users are unable to afford the functionality and performance that their clients increasingly demand. A large gap exists between the low-end and high-end offerings in which limited viable solutions exist. Accordingly, end users in the mid-range, generally those with monthly print volumes between 100,000 and 1,000,000 black and white pages per month or 10,000 and 100,000 color pages per month, must make difficult trade-offs among performance, functionality and price. Even at the high-end, many existing solutions offer limited performance, including low data transfer speeds for large color graphics and lengthy print and work flow time requirements from document creation to output. Additionally, both low-end and high-end solutions often fail to offer the reliability required for mission-critical print jobs or the flexibility to provide cost-effective printing in both black and white and color.

T/R SYSTEMS' SOLUTION

     T/R Systems addresses the needs of the mid-range print-on-demand market by providing a line of products that enable cost-effective, high speed digital production of complex, short-run, color and black and white text and images. The core of our solution is the MicroPress, a server-based software and hardware system built on industry-standard open-architecture technologies. The MicroPress fills the critical gap in the digital document production market between desktop printers and high-end digital production systems. Our cluster printing architecture delivers a high-quality solution to mid-range users at prices that are often significantly lower than those of traditional high-end digital systems. Our solution offers the following primary benefits:

     Highly Functional. The MicroPress' proprietary cluster printing architecture provides a wide range of production printing capabilities and performance levels for digital document processing and printing. By enabling as many as twelve print devices to be managed by a single server, the MicroPress can distribute a document among multiple printers and print at speeds several times faster than a single device could produce independently, regardless of page complexity or variability. For example, a system with twelve print devices can sustain document printing speeds of up to 624 black and white pages per minute, compared to 62 pages per minute for a single printer. Our calibration utilities ensure that all print devices within the system will print with consistent color quality. Additionally, we offer document management features generally not available even on high-end systems, including Internet-based job submission and ticketing, document archiving, variable data printing, document merging, electronic collation and imposition.

     Cost-Effective. The MicroPress offers an economical solution for mid-range users. Our proprietary cluster printing architecture allows the MicroPress to offer features that are typically available only in high-end solutions at prices that are significantly lower than those of high-end offerings.

     Scalable and Configurable. The MicroPress is scalable and configurable, permitting users to add color, black and white and wide format printers to meet their changing needs. Up to eight print devices can be supported through direct connections to a single MicroPress ClusterServer. By adding network connections, a single MicroPress ClusterServer can support up to twelve print devices. Additionally, our use of industry-standard open-architecture technologies allows existing users to upgrade their systems without having to replace existing equipment and losing the value of their original investment.

     Integrated Mixed-Mode Capability. We believe the MicroPress is the only commercially available printing system that supports the production of documents that are color, black and white, wide format or a combination of all three with a single system.

     Flexible and Reliable. The MicroPress allows users to print a large job across multiple attached print devices as well as run multiple jobs simultaneously on different devices. The MicroPress supports mission-critical printing applications by recognizing available resources and automatically rerouting print jobs if any of the print devices become inoperable.

     Easy to Use. Our software applications are designed to increase the ease of managing documents and work flow. We designed the MicroPress to require minimal training. In addition, we provide user-friendly documentation, manuals and online help.

OUR STRATEGY

     T/R Systems' objective is to be the leading provider of digital document processing and printing systems for the mid-range segment of the print-on-demand market. To achieve this objective, our strategy includes the following key elements:

     Maintain and Expand Our Leadership Position in the Print-on-Demand
Market. We believe that we have established a market leading position in the mid-range of the print-on-demand market, a large and fast growing market segment in the printing and publishing industry. We intend to leverage our sales and marketing and product development efforts throughout the print-on-demand segment, including other commercial printers, corporate print shops and secondary print establishments. We believe many end users in this segment are seeking digital document production solutions that have the low cost and high performance characteristics of the MicroPress.

     Expand Distribution. We pursue a dual distribution strategy. Our products were distributed through 54 independent and 68 Minolta-owned or affiliated North American dealers as of July 31, 1999. Minolta also sells our products in Europe, Australia and South Africa. We believe there are a number of cities both inside and outside the United States that are not yet adequately represented by a dealer or that can sustain more than one dealer. As a result, we are seeking to recruit new, high-quality dealers. In addition, we intend to further build our distribution channel by continuing to develop OEM distribution relationships with manufacturers of digital printers and copiers. We have established OEM agreements with Minolta, Hitachi and Mita and are actively pursuing additional OEM customers.

     Develop New Applications and Features. The MicroPress currently supports devices from Mita, Minolta and Hewlett-Packard, as well as print devices purchased from third parties and resold under our private label. We intend to continue to develop multi-device management solutions for print-on-demand applications through additional investment in research and development. We have recently introduced new features that optimize the ability of customers to use the Internet in their day-to-day printing operations and expanded service offerings to increase customer loyalty. In addition, we continually enhance the software capabilities of the MicroPress to provide customers with market leading features. We believe that we have achieved technology leadership in the mid-range print-on-demand market and that continued innovation will be important for us to maintain a leadership role and to meet increasingly complex customer demands.

     Expand Internet Functionality. We intend to add additional Internet capabilities to our MicroPress. The MicroPress currently offers full electronic job submission and ticketing over the Internet and a proofing mechanism that allows electronic delivery of processed images. A recently added product feature allows MicroPress users to interactively manage the MicroPress and its associated work flow functionality from any browser at any location. This feature gives multiple remote users the ability to simultaneously modify different print jobs, including document formatting and manipulation, output production and job status, using a browser with Internet access.

     Focus on Core Technologies and Build on Industry-Standard Open-Architecture Technologies. We expect to continue to use industry-standard technologies such as Microsoft Windows NT server software, the latest Intel Pentium microprocessors and Harlequin's ScriptWorks. We believe that utilizing standards-based open systems enables us to bring new product features to market more quickly and to permit functionality with a wide variety of computer networks, devices and complementary software. In addition, this approach allows us to quickly upgrade to next generation computer hardware and software systems, allowing us to focus on developing the core technologies that differentiate our products.

     Further Develop International Sales. In fiscal 1999, T/R Systems generated 33.7% of its revenue from sales outside the United States. While we have historically focused most of our sales efforts on customers inside the United States, we intend to expand our dealer network and add sales personnel overseas to pursue international opportunities. In addition, we believe relationships with OEMs will enhance international sales through the OEMs' established global distribution infrastructures.

PRODUCTS

     T/R Systems' primary product line is the MicroPress Cluster Printing System. The MicroPress combines T/R Systems' proprietary software and hardware with industry-standard third-party software and hardware resold by T/R Systems to provide a complete digital document printing and processing system. The software offered with the MicroPress consists of standard software modules, an extensive family of value-added software add-ons called PowerPacks, and software utilities. The base hardware offered with the MicroPress consists of the ClusterServer and print devices sold by us or PrintLinks that connect to third-party print devices. The list prices of our typical systems generally range from about $50,000 to $150,000, depending on system configuration.

SOFTWARE

     There are three standard software modules included in the ClusterServer used to provide functionality for the MicroPress:

     - MicroPress Spool. The MicroPress Spool is an open prepress interface, referred to as an OPI, spooler that streamlines the document production workflow by shifting the burden of printing and image management tasks from individual workstations to a central server. The MicroPress Spool supports both Macintosh and PC platforms, thus eliminating the need for special workstation software.

     - MicroPress RIP. The MicroPress RIP is a fast, versatile, and powerful application that translates a document described using either PostScript or page description format, referred to as PDF, languages and produces output on any number of devices, including printers, computer screens, or files on disk. A RIP, or raster image processor, is the software that translates the instructions for page printing into the actual pattern of dots needed by the printer to display the page. The MicroPress RIP combines Harlequin RIP software with value-added plug-ins developed by T/R Systems.

     - MicroPress PrintStation Manager. The MicroPress PrintStation Manager is a software application that manages most of the document processing on the MicroPress. Through this application, users can establish print queues that help organize printing workflow into a manageable process. Additionally, the PrintStation Manager provides the functionality of a virtual printer that enables multiple print devices to process documents as a single high-speed device. The PrintStation Manager also provides easy access to and control of the value-added software options offered by T/R Systems.

     The following table summarizes the base software functionality available with the MicroPress Cluster Printing System:

-------------------------------------------------------------------------------
          INPUT               DOCUMENT MANAGEMENT          OUTPUT/STORAGE
-------------------------------------------------------------------------------
 - Publish network-        - Allow for remote job     - Print to a combination
   accessible print          management through the     of connected print
   clusters and queues       Internet                   devices

 - Accept and RIP          - Preview post-RIP         - Automatically or
   PostScript-compatible     documents                  manually archive
   document files                                       documents
                           - Convert standard
 - Create page thumbnails    document pages into a    - Move documents from one
   of various sizes          head-to-toe layout         print queue to
                                                        another print queue
 - Create mirror or        - Manipulate the order of
   reversed images of a      pages within a document  - Store documents in
   document                                             network accessible or
                           - Automatically print        removable storage
 - Batch RIP documents       documents in duplex        devices
   during off-peak           format
   printing times                                     - Convert MicroPress
                           - Insert and delete pages    formatted documents
 - Match document color      from post-RIP documents    into PDF
   quality to industry
   standard profiles       - Receive job status       - Connect to third-party
                             notification via pager     billing or
 - Compress color            or e-mail                  authentication systems
   documents up to 25
   times for storage       - Adjust image brightness
                             and contrast levels

                           - Merge multiple
                             documents created by
                             separate applications

                           - Modify page or print
                             layout for optimum
                             performance, including
                             converting documents
                             into booklets

                           - Apply discreet numbers
                             to pages based on the
                             user's direction

                           - Apply variable data
                             elements to form
                             documents

                           - Apply page- or job-
                             specific annotations to
                             a document for
                             searching
-------------------------------------------------------------------------------

     In addition to the three standard modules, we offer the following value-added software options to increase functionality:

-----------------------------------------------------------------------------------
         SOFTWARE                                   FUNCTION
-----------------------------------------------------------------------------------
 PowerPacks:
   Color Control PowerPack    Ensures consistent and accurate color document output
   Imaging PowerPack          Provides post-RIP document manipulation
   e-Ticket PowerPack         Allows users to streamline the production process via
                              Internet job submission
   Workflow Automation        Enables users to automate complex, repetitive
      PowerPack               document production tasks
-----------------------------------------------------------------------------------
 Utilities:
   OpenPrinter Connection     Provides connection to networked printers
   MicroPress RIP for PCL 5   Allows processing and preparation of black and white
                              printer control language, referred to as PCL, files
   TurboCharger               Allows a job to be distributed to multiple MicroPress
                              RIPs on multiple servers for processing
-----------------------------------------------------------------------------------

  PowerPacks

     PowerPacks are document management and manipulation software which can be installed with the MicroPress to optimize performance. The specific PowerPacks offered are:

     - Color Control PowerPack. The Color Control PowerPack is a software add-on that ensures consistent color quality. This option is required in configurations using color print devices.

     - Imaging PowerPack. This PowerPack is a software add-on that provides a family of post-RIP document manipulation features that enable users to alter a document's page characteristics. These features include:

        - image editing;

        - text optical character recognition, referred to as OCR, which allows users to save a document in any number of industry standard formats, including hypertext markup language, referred to as HTML, and Microsoft Word;

        - conversion of tagged image file format files, referred to as TIFF files, into the MicroPress post-RIP environment; and

        - conversion of MicroPress post-RIP documents into TIFF files.

     - e-Ticket PowerPack. The e-Ticket PowerPack enables MicroPress end users to streamline the production process by receiving print jobs through the Internet, email or removable media. Using this option, print buyers submit jobs via a customized job ticket to a print provider using the MicroPress. The job ticket includes all the specifications of the job as well as all files for the job. This option allows the user to save a RIPed job with any enhancements made on the MicroPress in a compressed file format that can be easily sent back to a print buyer for on-screen proofing before the job is printed.

     - Workflow Automation PowerPack. The Workflow Automation PowerPack enables users to create and run customized, document production scripts to fully automate complex and repetitive document production tasks. Scripts are created using industry-standard Microsoft Visual Basic scripting.

  Utilities

     Our software utilities provide users advanced control over document input, output and storage. These utilities may be purchased individually with the initial sale or after installation has occurred. Specific utilities available include the following:

     - OpenPrinter Connection. This utility provides an easy way for customers to print to any 600 dots per inch black and white printer connected via a standard network infrastructure. This is designed for use by customers with investments in non-MicroPress supported print devices that need the power of the MicroPress.

     - MicroPress RIP for PCL 5. This software utility allows the processing and preparation of black and white PCL, a PostScript file format, files for printing on any MicroPress ClusterServer or SatellitePress ClusterServer. The MicroPress RIP for PCL 5 supports advanced batch or individual file processing.

     - TurboCharger. This powerful utility gives customers the ability to direct a single job to multiple servers equipped with a MicroPress RIP to simultaneously RIP distinct page ranges within the job and bring the job back together in the MicroPress post-RIP application-independent environment. This is designed for customers who need optimum RIP power, such as those who produce lengthy direct mail.

HARDWARE

     The following summarizes the server and other hardware available in various configurations of the MicroPress:

  Servers

     - MicroPress ClusterServer. The MicroPress ClusterServer is the core server for the MicroPress. It is equipped to receive, RIP, manipulate, print and store files using our proprietary standard software modules.

     - SatellitePress ClusterServer. The SatellitePress ClusterServer is designed for environments requiring remote or distributed printing capabilities. It provides the same functionality as the MicroPress ClusterServer except that it does not have RIP capability. The SatellitePress ClusterServer is equipped to receive, print and store all files already RIPed by a full MicroPress ClusterServer or MultiRIP server. A SatellitePress ClusterServer can be upgraded to a full MicroPress ClusterServer by adding MultiRIP software.

     - MultiRIP Server. The MultiRIP Server provides additional RIP capacity to supplement a ClusterServer. The MultiRIP Server has the same computing architecture and growth capabilities of a ClusterServer but is only equipped to RIP files.

     - MicroScan Server. The MicroScan Server has the same computing architecture and growth capabilities of a ClusterServer but functions as a dedicated scan server and is equipped to take the burden of scanning off a busy ClusterServer.

  Other Hardware

     - PrintLinks. PrintLinks enable the MicroPress ClusterServer to interface with supported digital printers and printer/copiers manufactured by third parties. Our PrintLinks currently connect to the Minolta CF900, Minolta CF910, Minolta CF911PE, Minolta Di520, Minolta Di620, Minolta Di620PE, Mita Ci7500 and Mita Ci7600.

     - PrintStations. We offer T/R Systems branded printers, known as PrintStations, that can connect directly to the MicroPress ClusterServer. PrintStations are high quality, durable devices that are ideal for cluster printing environments. T/R Systems currently sells two 600 dots per inch black and white PrintStations. The PrintStation 040 can print up to 40 pages per minute using a bulk toner system. The PrintStation 024 can print up to 24 pages per minute utilizing a cartridge toner system.

     - MicroScanner. The MicroScanner is a high-speed document scanner capable of scanning up to 40 one-sided pages per minute or 20 two-sided pages per minute. The MicroScanner includes software that allows direct scanning and printing of documents on a MicroPress ClusterServer or SatellitePress ClusterServer.

MANUFACTURING

     We outsource the manufacturing of most of the hardware components of our products to third-party manufacturers. These components include the circuit boards incorporated in our products, customized servers and PrintLinks. We then integrate hardware components with our internally developed software to create the various configurations of the MicroPress. We also purchase from third-party manufacturers complete printing devices and scanners that we resell under our brand as part of our systems. Prior to shipments to customers, we test both the hardware and software to assure successful integration.

SALES AND MARKETING

     We distribute our products in North America and internationally through a network of independent dealers and through our distribution relationship with Minolta. We maintain a sales force consisting of regional managers whose principal duties are to recruit high quality dealers in their territories and to facilitate and help close sales through those dealers and through Minolta's channel of dealers. As of September 15, 1999, we had eleven regional managers throughout the United States, one in Canada and one in the United Kingdom.

     Dealers sell our products to end users and service our products in a local geographical area. In the United States, these dealers typically are:

     - office products, computer and peripheral resellers;

     - copier or graphic arts dealers; or

     - independent service organizations providing customized software and hardware solutions as well as specializing in providing services that cannot be obtained through product manufacturers.

     T/R Systems signed an OEM agreement with Mita in September 1997, allowing Mita to resell the MicroPress in Japan. Mita discontinued orders of our systems in June 1998 and subsequently entered into reorganization proceedings. Since then, our sales to Mita have been negligible. In January 1999, we signed an OEM agreement with Minolta, allowing Minolta to resell the MicroPress worldwide through independent Minolta dealers as well as through dealerships owned by Minolta. In April 1999, we executed a development and distribution agreement with Hitachi. We are developing connectivity between the MicroPress and Hitachi's print device and this agreement provides for Hitachi's distribution of the finished product. We are actively seeking to enter into distribution agreements with other major print device manufacturers to access their dealer networks both within the United States and internationally.

     During fiscal 1999, Mita accounted for 14.1% of our revenue. No other customer accounted for more than 10% of our revenue during fiscal 1999.

     Sales to international customers represented 44.2% of revenue in fiscal 1997, 33.6% of revenue in fiscal 1998 and 33.7% of revenue in fiscal 1999. Sales to international customers in a given region did not exceed 10% of revenue in any of the last three fiscal years, except that sales to European customers represented 29.4% of revenue in fiscal 1997 and sales to Japanese customers represented 22.7% of revenue in fiscal 1998 and 33.7% of revenue in fiscal 1999.

     As of September 15, 1999, T/R Systems maintained a marketing organization consisting of ten people responsible for market research, branding, advertising, public relations, events, strategic alliances, lead management and dealer communications. We rely upon industry specific research and customer interaction to assist in marketing planning. We create market awareness through advertising, public relations and trade shows. In May 1999 we began to offer a cooperative marketing program to independent dealers to create additional market awareness. We believe that our strategic alliances, including OEM relationships, also enhance market awareness. In addition, we intend to continue expanding market awareness of our products through consistent promotion of our "T/R Systems," "MicroPress," and "Cluster Printing System" brands in marketing events, advertising and public relations activities. We have a telemarketing operation that generates qualified leads for our dealers. Additionally, to improve dealer effectiveness and loyalty, we conduct dealer training and other support activities.

CUSTOMER SERVICE

     We believe that providing quality customer support to end users, dealers and OEM customers is critical to customer satisfaction. Dealers are considered the primary support contact for end users, with T/R Systems performing secondary support. We market a three-year service plan which entitles end users to call our customer support organization for assistance. We also offer training for MicroPress users at our offices and, for an additional fee, will provide training at a user's location.

RESEARCH AND DEVELOPMENT

     T/R Systems has devoted a significant amount of resources to research and development. At July 31, 1999, over one-third of our employees were employed in research and development. Research and development expenses were $1.7 million for the six months ended July 31, 1999 and $3.2 million for fiscal 1999, $2.2 million for fiscal 1998 and $1.8 million for fiscal 1997.

     We believe the markets for our products are characterized by rapid change and that there are three factors critical to the success of our research and development efforts:

     - we must accelerate the rate of product line expansion in terms of device connectivity and system features;

     - we must continue to develop software applications and feature enhancements that leverage performance gains realized through the release of new generations of software and hardware; and

     - we must attract and retain qualified technical professionals.

INTELLECTUAL PROPERTY

     To be successful, we depend, in part, on proprietary technology in our products. We rely on a combination of patent, copyright, trade secret and trademark laws, nondisclosure and other contractual restrictions to protect our proprietary rights. Trade secret and copyright laws provide only limited protection of our software, documentation and other written materials. We hold 10 United States patents related to cluster printing and print engines and have filed for additional domestic and international patents. We have also taken the following measures to protect our intellectual property and proprietary rights:

     - we enter into confidentiality and nondisclosure agreements with our employees, consultants and OEMs;

     - we limit access to, and distribution of, our software and other proprietary information; and

     - we employ hardware security devices and unique key codes to limit unauthorized use of our software.

     Despite the efforts we take to protect of our intellectual property, we cannot assure you that we will be able to protect it, and any failure to do so could harm our business. See "Risk Factors -- We may not be able to protect our intellectual property and proprietary rights which could harm our competitive position."

COMPETITION

     T/R Systems' products compete with a variety of other digital document production systems. Competition in the print-on-demand market is based primarily on product performance and price as well as customer service. Some of our competitors, such as Xerox Corporation, Canon, Inc. and International Business Machines Corp., are substantially larger, with greater financial, technical, marketing and other resources, more established sales channels, greater name recognition and broader product lines than we have. Our present or future competitors could introduce products with the same or greater capabilities than ours. Further, certain of these competitors have much greater financial resources and could price competing products at prices less than we charge.

     We categorize our competitors into four groups. The first group includes manufacturers such as Xerox and Canon, which currently offer digital copiers that operate as printers through the use of RIPs and controllers as well as host print computers. The second group of competitors are the high-end electronic printing system vendors, which are currently selling systems primarily to commercial and large in-house printers. Third, there are RIP and controller board providers, whose products enable digital copiers to also function as printers. These companies typically operate as OEMs to major, international printing equipment companies. The final group includes companies that have products with similar features to our cluster printing system concept, including IBM.

EMPLOYEES

     As of July 31, 1999, we had a total of 88 employees, substantially all of whom are full-time. Of our employees, 33 were in research and development and 30 were in sales and marketing, with the remaining 25 in administration, finance, operations and technical support. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We consider our relations with our employees to be good.

FACILITIES

     T/R Systems leases its principal facility, totaling approximately 52,000 square feet, in Norcross, Georgia under a lease expiring in March 2003. We also lease office space in Brussels, Belgium. We anticipate that we will need additional space as our business expands and believe that we will be able to obtain suitable space on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently engaged in any legal proceedings that we expect would have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of T/R Systems, and their ages as of September 15, 1999, are as follows:

NAME                                AGE                        POSITION
----                                ---                        --------
Michael E. Kohlsdorf..............  44    President, Chief Executive Officer and Director
E. Neal Tompkins..................  55    Executive Vice President, Chief Technology Officer
                                          and Director
Lyle W. Newkirk...................  46    Vice President, Chief Financial Officer, Secretary
                                          and Treasurer
Charles K. Thackston..............  42    Senior Vice President, Sales and Marketing
Michael W. Barry..................  42    Senior Vice President, Development and Engineering
E. James White....................  55    Senior Vice President, Operations
Andrew Nathan.....................  45    Vice President, OEM Sales
Jack N. Bartholmae................  48    Vice President, Engineering
R. Dean Nolley....................  38    Vice President, North American Sales
Charles H. Phipps.................  72    Chairman of the Board
C. Harold Gaffin..................  59    Director
Philip T. Gianos..................  49    Director
Francis A. Rowe...................  75    Director

     MICHAEL E. KOHLSDORF has served as our President, Chief Executive Officer and a director since September 1996. From 1993 to September 1996, Mr. Kohlsdorf held a variety of positions at Brock Control Systems, Inc., a sales automation software company, now known as FirstWave Technologies, Inc., most recently serving as President, Chief Operating Officer and Chief Financial Officer.

     E. NEAL TOMPKINS is a co-founder of T/R Systems and has been a director and executive since our founding in September 1991, most recently serving as our Executive Vice President and Chief Technology Officer.

     LYLE W. NEWKIRK joined us in September 1997 and has served as our Vice President, Chief Financial Officer, Secretary and Treasurer since November 1997. From 1992 to September 1997, Mr. Newkirk held various positions with Peachtree Software, Inc., a maker of accounting software, which became a subsidiary of Automatic Data Processing, Inc., most recently serving as Vice President and Chief Financial Officer.

     CHARLES K. THACKSTON has served as our Senior Vice President, Sales and Marketing since September 1998. From December 1996 to September 1998, Mr. Thackston served as our Vice President, Marketing. From April 1995 to December 1996, Mr. Thackston served as Vice President of Marketing and Director of Sales Operations at Brock Control Systems. From 1988 to April 1995, Mr. Thackston held various positions with Datalogix International, Inc., a maker of process manufacturing software, most recently serving as Vice President.

     MICHAEL W. BARRY has served as our Senior Vice President, Development and Engineering since August 1998. From July 1995 to August 1998, Mr. Barry served as our Vice President of Systems Development. Prior to that, he served as our Director of Systems Development from our founding in September 1991 until July 1995.

     E. JAMES WHITE has served as our Senior Vice President, Operations since September 1999. From June 1995 to July 1999, Mr. White served as Vice President, Operations at Checkmate Electronics, a manufacturer of payment automation equipment. Prior to that, he was Director of Operations at Solectron Technology, Inc., a manufacturer of printed circuit boards, from May >1993 to April 1995.

     ANDREW NATHAN has served as our Vice President, OEM Sales since January 1999. From August 1997 to January 1999, Mr. Nathan served as our Vice President, Sales. From 1994 until joining us, Mr. Nathan held various positions at First Image Management, a data imaging, micrographics and electronic database management company, which was a subsidiary of First Data Corporation, most recently serving as Senior Vice President and General Manager of the Demand Publishing Division.

     JACK N. BARTHOLMAE has served as our Vice President, Engineering since November 1995 and as our Director of Engineering from April 1994 to November 1995. Prior to that, he served as our Director of Electrical Engineering from our founding in September 1991 until April 1994.

     R. DEAN NOLLEY has served as our Vice President, North American Sales since January 1999. Prior to joining us, Mr. Nolley served as Vice President of Sales, North America for Colorbus Inc., a maker of network print servers, from June 1997 until January 1999. From September 1996 until June 1997, Mr. Nolley owned and operated Digital Imagination, a specialized sports imaging business. From August 1983 to September 1996, Mr. Nolley held various sales positions with Eastman Kodak Company, a developer, manufacturer and marketer of imaging products.

     CHARLES H. PHIPPS has served as Chairman of the Board and as a director since 1994. Mr. Phipps has been a general partner of Sevin Rosen funds, a group of venture capital funds, for twelve years.

     C. HAROLD GAFFIN has served as a director since 1994. Mr. Gaffin has been the Director, School of Printing Management and Sciences at the Rochester Institute of Technology since 1994.

     PHILIP T. GIANOS has served as a director since February 1996. Since 1982, Mr. Gianos has been a general partner of InterWest Partners, a group of venture capital funds. Mr. Gianos currently serves as a director of Xilinx Inc. and Ramp Networks, Inc.

     FRANCIS A. ROWE is a co-founder of T/R Systems and has served as a director since our founding in September 1991 and as an executive from inception until his retirement. Mr. Rowe served as our Chief Executive Officer from our founding in September 1991 until September 1996. Mr. Rowe retired in August 1997 from the position of Senior Vice President.

     Each director was elected pursuant to a shareholders' agreement among T/R Systems and the holders of specified series of our preferred stock. This agreement will not continue in effect after this offering.

     Officers are chosen by, and serve at the discretion of, the board of directors. There are no family relationships among our directors and executive officers.

CLASSIFICATION OF DIRECTORS

     Prior to the closing of this offering, we will amend our bylaws to provide for a staggered board of directors. The six directors comprising T/R Systems' board of directors will be divided into three classes. Messrs.
and                will be designated as Class I directors whose initial term will expire at the annual meeting of shareholders to be held in 2000. Messrs.
               and                will be designated as Class II directors whose
initial term will expire at the annual meeting of shareholders to be held in
2001. Messrs.                and                will be designated as Class III
directors whose initial term will expire at the annual meeting of shareholders to be held in 2002. After their initial term following this offering, directors in each class will serve for a term of three years. After our board becomes staggered, our directors may be removed during their term only for cause and only by a majority of the other directors or by a vote of shareholders holding 80% of our voting power.

BOARD COMMITTEES

     The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent public accountants. The audit committee currently consists of
Messrs.           and Phipps.

     The compensation committee of the board of directors reviews and recommends to the board of directors the compensation and benefits of our executive officers and, together with the board of directors, administers some of our stock option plans. The compensation committee currently consists of Messrs.
          and Gianos.

DIRECTOR COMPENSATION

     Directors currently do not receive any cash compensation for their services as members of the board of directors. Mr. Gaffin is reimbursed for expenses associated with attendance at meetings of the board of directors.

     Following the completion of this offering, directors who are not executive
officers of T/R Systems will be paid $          for each meeting of the board of
directors or of any committee on which such director serves which is not held in conjunction with a board meeting. In addition, T/R Systems will grant each
outside director an option to purchase                shares immediately after
completion of this offering which will vest over a three year term.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee consists of Messrs.           and Gianos.
Neither of these individuals was at any time during fiscal 1999, or any other time, an officer or employee of T/R Systems. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by our Chief Executive Officer and our other four most highly compensated executive officers whose salary and bonus for the year ended January 31, 1999 were in excess of $100,000, referred to as the named executive officers:

                                                                 LONG-TERM
                                                  ANNUAL           AWARDS
                                               COMPENSATION      ----------
                                            ------------------   SECURITIES
                                   FISCAL                        UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR     SALARY     BONUS     OPTIONS     COMPENSATION(1)
---------------------------        ------   --------   -------   ----------   ---------------
Michael E. Kohlsdorf.............   1999    $200,000   $33,333         --         $  242
  President and Chief Executive
  Officer
E. Neal Tompkins.................   1999     150,000    25,000         --          2,482
  Executive Vice President and
  Chief Technology Officer
Charles K. Thackston.............   1999     137,417    15,667     25,000          2,618
  Senior Vice President, Sales
  and Marketing
Michael W. Barry.................   1999     141,558    15,000     25,000          2,326
  Senior Vice President,
  Development and Engineering
Andrew Nathan....................   1999     120,000    36,000         --             --
  Vice President, OEM Sales

-------------------------

(1) Consists of matching contributions to our 401(k) plan.

OPTION GRANTS IN THE LAST FISCAL YEAR

     The following table sets forth each grant of stock options made to each of the named executive officers during the fiscal year ended January 31, 1999:

                                          INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                        ------------------------------------------------------      VALUE AT ASSUMED
                          NUMBER OF         % OF                                 ANNUAL RATES OF STOCK
                         SECURITIES     TOTAL OPTIONS   EXERCISE                 PRICE APPRECIATION FOR
                         UNDERLYING      GRANTED TO      OR BASE                     OPTION TERM(3)
                           OPTIONS      EMPLOYEES IN      PRICE     EXPIRATION   ----------------------
NAME                    GRANTED(#)(1)    FISCAL YEAR    ($/SH)(2)      DATE        5%($)       10%($)
----                    -------------   -------------   ---------   ----------   ---------   ----------
Michael E.
  Kohlsdorf...........         --             --             --            --          --           --
E. Neal Tompkins......         --             --             --            --          --           --
Charles K.
  Thackston...........     25,000            9.4%         $3.00       9/10/08     $47,167     $119,531
Michael W. Barry......     25,000            9.4           3.00      11/17/08      47,167      119,531
Andrew Nathan.........         --             --             --            --          --           --

-------------------------

(1) The options vest ratably over four years commencing on the first anniversary of the date of grant.

(2) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant, as determined by our board of directors.

(3) The potential realizable value is calculated assuming that the stock price on the date of grant appreciates at the indicated rate compounded annually until the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Based
    on an assumed initial offering price of $     per share, the actual
    appreciation exceeds these values.

OPTION EXERCISES AND YEAR END OPTION VALUES

     The following table sets forth information regarding option exercises during fiscal 1999 and unexercised options that were held at the end of fiscal 1999 by each named executive officer:

                                                    NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                         SHARES       VALUE      OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END(2)
                       ACQUIRED ON   REALIZED   -----------------------------   ---------------------------
NAME                   EXERCISE(#)    ($)(1)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
----                   -----------   --------   ------------   --------------   -----------   -------------
Michael E.
  Kohlsdorf..........        --            --     366,750         500,250        $916,875      $1,250,625
E. Neal Tompkins.....        --            --     178,000          47,000         445,000         117,500
Charles K.
  Thackston..........        --            --      75,000         120,000         187,500         237,500
Michael W. Barry.....    40,000      $106,000     134,250          89,750         360,275         162,625
Andrew Nathan........        --            --      30,000          90,000          75,000         225,000

-------------------------

(1) Amount represents the aggregate market value of the underlying securities on the exercise date, as determined by the board of directors, minus the aggregate exercise price paid for such shares.

(2) Amount represents the aggregate market value of the underlying securities at fiscal year-end January 31, 1999 ($3.00 per share), as determined by the board of directors, minus the aggregate exercise price payable for such shares.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Michael E. Kohlsdorf and E. Neal Tompkins.

     Under our agreement with Mr. Kohlsdorf, he is entitled to receive a base salary and an annual bonus of up to 50% of his base salary dependent upon T/R Systems achieving certain objectives approved by the board of directors. Mr. Kohlsdorf's base salary is currently $225,000. Pursuant to his employment agreement, we granted Mr. Kohlsdorf an option to purchase 600,000 shares of common stock at an exercise price of $0.50 per share in September 1996. In November 1997, we granted Mr. Kohlsdorf an option to purchase an additional 267,000 shares of common stock. If we terminate Mr. Kohlsdorf's employment, with or without cause, all unvested options held by Mr. Kohlsdorf will continue to vest for one year following his termination and he will be paid his base salary for one year from the date of his termination.

     Under Mr. Tompkins' employment agreement, he is entitled to receive a base salary and an annual bonus which is determined based on our operating results, and is entitled to participate in all of our benefit plans. Mr. Tompkins' employment agreement had an initial term of five years, and is renewed annually unless otherwise terminated. Under this employment agreement, Mr. Tompkins is prohibited from competing, directly or indirectly, with the business of T/R Systems in the United States, Europe and Japan. He is also generally prohibited from soliciting employees or customers of T/R Systems during the term of the agreement and for one year following the termination of the agreement. If we terminate Mr. Tompkins' employment for cause, as defined in his employment agreement, we will pay his base salary through the last day of the calendar month in which the termination occurs. In that case, Mr. Tompkins is entitled to receive his performance-based bonus earned to date, but all unvested stock options are forfeited. Termination for cause includes termination in the event of breaches of the agreement, fraud or misappropriation of our assets. If we terminate Mr. Tompkins' employment without cause, all his options to purchase shares of our common stock immediately vest.

STOCK OPTION PLANS

  1992 Stock Option Plan, 1994 Stock Option Plan and 1995 Stock Option Plan

     Our 1992 stock option plan was adopted by the board of directors in March 1992 and provides for issuance of an aggregate of 1,376,000 shares of common stock. Our 1994 stock option plan was adopted by the board of directors in March 1994 and provides for issuance of an aggregate of 624,000 shares of common stock. Our 1995 stock option plan was adopted by the board of directors in January 1996. The board of directors originally authorized an aggregate of 1,650,000 shares of common stock for issuance under the 1995 plan. In December 1997, the board of directors authorized an additional 1,000,000 shares, bringing the aggregate number of shares issuable under the 1995 plan to 2,650,000.

     These plans provide for the grant of incentive stock options under Section 422 of the Internal Revenue Code, as amended, and for the grant of nonqualified stock options to officers and key employees of T/R Systems. Each plan provides that it will be governed by a committee appointed by the board of directors consisting of three or more members, or if no such committee is appointed, by the board of directors. Presently, the plans are administered by the compensation committee of the board of directors.

     The terms of the stock options granted under the plans may not exceed ten years. The exercise price of options granted under the plans is determined by the board of directors. The exercise price of incentive stock options granted under the plans may not be less than the fair market value on the date the option is granted. The exercise price of nonqualified stock options may not be less than 85% of the fair market value on the date the option is granted.

     Options granted under these plans vest at the rate specified in each option agreement, which historically have specified vesting ratably over four years. No stock option may be transferred by the optionee other than by will or the laws of descent and distribution. An optionee whose relationship with T/R Systems ceases for any reason other than discharge for cause, as defined in the plans (or for any reason under the 1995 plan), may exercise options in the period deemed appropriate by the board of directors. Options may be exercised up to one year from the date of an optionee's termination as a result of disability.

     The aggregate fair market value of the common stock at the date of the grant of incentive stock options granted under any of these plans and options granted under any other stock option plan in the year first exercisable under any stock option plan may not exceed $100,000. No incentive stock option may be granted under any of these plans or any other stock option plan to any person possessing more than 10% of the total combined voting power of all classes of our stock unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after five years from the date such option is granted.

     If any option issued under the plans lapses or terminates due to its terms, due to an employee termination or as a result of repurchase by us, the shares subject to such option will be available for future grant.

     In the event of specified changes of control, and in the event that the board of directors does not determine prior to these changes of control that acceleration of options should not occur, each option granted under these plans more than six months prior to the change of control will be immediately exercisable.

     In the event that a holder of options under the 1994 plan becomes employed by an entity in direct competition with us, we have the right to purchase, at the current fair market value, all shares of stock that the employee may have acquired under the 1994 plan. We must exercise this right within ten days of learning of such employee's subsequent employment.

     As of July 31, 1999, options to purchase an aggregate of 2,546,820 shares of common stock were outstanding under these plans and an aggregate of 202,050 shares of common stock remained available for future grant. Assuming the consummation of this offering, T/R Systems does not intend to grant any additional options under these plans.

  1999 Stock Option Plan

     Our 1999 stock option plan was adopted by the board of directors on September 23, 1999 and provides for issuance of an aggregate of 1,500,000 shares of common stock. No options have been granted under this plan.

     This plan provides for the grant of incentive stock options under Section 422 of the Internal Revenue Code, as amended, and for the grant of nonqualified stock options to key employees and directors of T/R Systems. The plan provides that it will be administered by the board of directors or a committee consisting of not less than two of its members.

     The terms of the stock options granted under the plan may not exceed ten years, or five years in the case of incentive stock options granted to an employee who owns more than 10% of the total combined voting power of the outstanding stock of T/R Systems. The exercise price of options granted under the plan is determined by the board of directors. The exercise price of options granted under the plan may not be less than the fair market value on the date the option is granted. Fair market value means, as of a given day, the per share closing price on Nasdaq on the most recently preceding trading day reported or, if the shares are not admitted to trading on Nasdaq, the amount determined by the board of directors.

     Each grant will specify the periods of continuous service by the optionee that is necessary before the option or installments will become exercisable and may provide for earlier exercise including, without limitation, in the event of a change of control of T/R Systems or similar event. Except as otherwise determined by the board of directors, no option may be transferred by the optionee other than by will or the laws of descent and distribution.

     To the extent required for incentive stock option status under Section 422 of the Internal Revenue Code, as amended, the aggregate fair market value of the common stock with respect to which incentive stock options are granted under the plan and options granted under any other stock option plan in the year first exercisable during any calendar year may not exceed $100,000. No incentive stock option may be granted under this plan or any other stock option plan to any person possessing more than 10% of the total combined voting power of all classes of our stock unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option.

     If any option issued under the plan expires or is canceled or terminates, the shares subject to such option will be available for future grant. No individual participant may be granted options for more than 500,000 shares in any calendar year.

     Options may be exercised by payment in cash or other consideration acceptable to T/R Systems, by transfer of shares owned by the optionee for at least six months or a combination of such methods.

     The plan provides that the board of directors may adjust the option price and number of shares covered by outstanding options as a result of stock splits, recapitalizations, mergers and similar events. In addition, the board of directors may amend the plan from time to time but if required by Nasdaq, such amendment will be subject to shareholder approval. In no event will any amendment which would impair the rights of an optionee be made without the optionee's approval nor to increase the number of shares available under the plan without shareholder approval. No options may be granted under this plan after September 23, 2009, but awards granted before that date may extend beyond it.

  1994 Associates Stock Option Plan

     Our 1994 Associates Stock Option Plan, referred to as the Associates Plan, was adopted by the board of directors in October 1994. The board of directors has authorized an aggregate of 50,000 shares of common stock for issuance under the Associates Plan.

     The Associates Plan provides for the grant of non-qualified stock options to key associates of T/R Systems, including non-employee members of the board of directors. The Associates Plan provides that it will be governed by the board of directors.

     The terms of the stock options granted under the Associates Plan may not exceed ten years. The exercise price of options granted under the Associates Plan is determined by the board of directors.

     Options granted under the Associates Plan vest at the rate specified in each optionee's option agreement. No stock option may be transferred by the optionee other than by will or the laws of descent and distribution. An optionee whose relationship with T/R Systems ceases for any reason other than death may exercise options within three months of the termination of the optionee's relationship with T/R Systems. Options may be exercised up to one year from the date of an optionee's termination by T/R Systems as a result of death.

     If any option issued under the Associates Plan lapses or terminates due to its terms, due to termination or as a result of repurchase of such option, the shares subject to that option shall be available for future grant.

     As of July 31, 1999, we had granted options to purchase 37,000 shares of common stock under the Associates Plan and an additional 13,000 remained available for future grant. Of the options granted, options to purchase 18,250 shares of common stock were outstanding and options to purchase 18,750 shares of common stock had been exercised. The Associates Plan will terminate in October 2004 unless the board of directors takes action to terminate it sooner.

                           RELATED PARTY TRANSACTIONS

     Mr. Gaffin, one of our directors, received options to purchase 10,000 shares of common stock at $.050 per share pursuant to the Associates Plan on December 4, 1997.

     In connection with Mr. Rowe's retirement as an officer on August 31, 1997, we accelerated vesting and extended the exercisability of options to purchase 188,000 shares of our common stock with an exercise price of $0.50 per share. Mr. Rowe exercised these options in March 1998.

     In connection with the sale of our Series B preferred stock in January 1996, the purchasers were furnished with a business plan which contained certain assumptions of future performance which later proved to be inaccurate. In consideration of the release of any potential claims by the purchasers, T/R Systems amended the terms of the Series B preferred stock so that it would convert into common stock on the basis of 1.275 shares of common stock for each share of Series B preferred stock instead of on a one-for-one basis. David J. Bellet and entities affiliated with Crown Advisors, Ltd., a principal shareholder of T/R Systems, beneficially own 508,200 shares of Series B preferred stock. Entities affiliated with InterWest Management Partners V, L.P., a principal shareholder of T/R Systems, beneficially own 1,176,475 shares of Series B preferred stock. Philip T. Gianos, a director of T/R Systems, is a general partner of the InterWest funds. Entities affiliated with Sevin Rosen Funds IV L.P., a principal shareholder of T/R Systems, beneficially own 380,395 shares of Series B preferred stock. Charles H. Phipps, a director of T/R Systems, is a general partner of Sevin Rosen Funds IV L.P. Noro-Moseley Partners II, L.P., a principal shareholder of T/R Systems, beneficially owns 380,395 shares of Series B preferred stock. Aperture Associates, L.P., a principal shareholder of T/R Systems, beneficially owns 380,395 shares of Series B preferred stock.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of September 15, 1999, as adjusted to reflect the sale of shares of common stock in this offering, by:

     - each of our directors;

     - each named executive officer;

     - all of our directors and executive officers as a group;

     - each other person (or group of affiliated persons) known to us to be the beneficial owner of more than 5% of our common stock; and

     - each selling shareholder.

     This table assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise the over-allotment option in
full, several of our shareholders will sell an additional           shares of
common stock. Information about these shareholders, their holdings and the number of shares they would sell under these circumstances is included in footnote 2 below the table.

     Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the common stock owned by them. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise specified, the address of each of the individuals or entities named below is: c/o T/R Systems, Inc., 1300 Oakbrook Drive, Norcross, Georgia 30093.

                                   SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                       OWNED PRIOR                              OWNED AFTER
                                   TO THE OFFERING(1)       NUMBER OF         THE OFFERING(1)
                                   -------------------        SHARES        -------------------
NAME OF BENEFICIAL OWNER            NUMBER     PERCENT   BEING OFFERED(2)    NUMBER     PERCENT
------------------------           ---------   -------   ----------------   ---------   -------
DIRECTORS AND EXECUTIVE OFFICERS
Charles H. Phipps(3).............  2,559,781    18.0%
Philip T. Gianos(4)..............  1,694,338    11.9
Francis A. Rowe(5)...............  1,137,527     8.0
E. Neal Tompkins(6)..............    873,583     6.1
Michael E. Kohlsdorf(7)..........    614,833     4.2
Michael W. Barry(8)..............    248,502     1.7
Charles K. Thackston(9)..........     91,250       *
Andrew Nathan(10)................     60,000       *
C. Harold Gaffin(11).............     27,500       *
Directors and executive officers
  as a group (13 persons)(12)....  7,506,064    49.0

                                   SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                       OWNED PRIOR                              OWNED AFTER
                                   TO THE OFFERING(1)       NUMBER OF         THE OFFERING(1)
                                   -------------------        SHARES        -------------------
NAME OF BENEFICIAL OWNER            NUMBER     PERCENT   BEING OFFERED(2)    NUMBER     PERCENT
------------------------           ---------   -------   ----------------   ---------   -------
OTHER 5 % SHAREHOLDERS
Entities affiliated with Sevin
  Rosen Funds IV L.P.(3).........  2,559,781    18.0%
Noro-Moseley Partners II,
  L.P.(13).......................  2,299,337    16.2
Aperture Associates, L.P.(14)....  1,903,336    13.4
Entities affiliated with
  InterWest Management Partners
  V, L.P.(4).....................  1,694,338    11.9
Entities affiliated with Crown
  Advisors, Ltd.(15).............  1,023,843     7.2

-------------------------

* Represents beneficial ownership of less than one percent.

 (1) Percentage of beneficial ownership is based on 14,222,425 shares outstanding as of September 15, 1999 and 17,222,425 shares outstanding after completion of this offering. All options exercisable within 60 days of September 15, 1999 are reported as currently exercisable. The shares issuable under these options are treated as if outstanding for computing the percentage ownership of the person holding these options but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

 (2) If the underwriters exercise their over-allotment option in full, the following shareholders will be obligated to sell to the underwriters the number of shares indicated below and will, after the offering, beneficially own the number of shares indicated:

 (3) Includes 5,000 shares held by Sevin Rosen Bayless Management Co., of which Mr. Phipps is a Vice President and principal shareholder, and with respect to which Mr. Phipps disclaims beneficial ownership. Also includes 2,554,781 shares held by Sevin Rosen Funds IV L.P., of which Mr. Phipps is a general partner. As a general partner, Mr. Phipps has shared voting and dispositive power with respect to all of the shares held by Sevin Rosen Funds IV L.P. Mr. Phipps disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of each of Mr. Phipps and the Sevin Rosen funds is Two Galleria Tower, 13455 Noel Road, Suite 1670, Dallas, Texas 75240.

 (4) Consists of 1,683,741 shares held by InterWest Partners V, L.P. and 10,597 shares held by InterWest Investors V, L.P. Mr. Gianos is a general partner of InterWest Management Partners V, L.P., the general partner of InterWest Partners V, L.P. and InterWest Investors V, L.P. As a general partner, Mr. Gianos has shared voting and dispositive power with respect to all of the shares held by the InterWest funds. Mr. Gianos disclaims beneficial ownership of the shares held by the InterWest funds except to the extent of his pecuniary interest therein. The address of each of Mr. Gianos and the InterWest funds is 3000 Sand Hill Road, No. 3-255, Menlo Park, California 94025.

 (5) Includes 1,087,527 shares held by Mr. Rowe and his wife as joint tenants, with respect to which shares Mr. Rowe has shared voting and dispositive power.

 (6) Includes 178,000 shares issuable upon exercise of options exercisable within 60 days of September 15, 1999, as well as 15,000 shares held by Mr. Tompkins and his wife as joint tenants, 280,583 shares held by Mr. Tompkins' wife and 50,000 shares held by Mr. Tompkins' daughter.

 (7) Includes 551,500 shares of common stock issuable upon exercise of options exercisable within 60 days of September 15, 1999.

 (8) Includes 147,500 shares of common stock issuable upon exercise of options exercisable within 60 days of September 15, 1999.

 (9) Consists of 91,250 shares of common stock issuable upon exercise of options exercisable within 60 days of September 15, 1999.

(10) Consists of 60,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 15, 1999.

(11) Includes 8,750 shares of common stock issuable upon exercise of options exercisable within 60 days of September 15, 1999.

(12) Includes 1,091,270 shares of common stock issuable upon exercise of options exercisable within 60 days of September 15, 1999. See also footnotes (3) through (11) above.

(13) The address of Noro-Moseley is 9 North Parkway Square, 4200 Northside Parkway, N.W., Atlanta, Georgia 30327.

(14) The address of Aperture Associates, L.P. is 505 Montgomery Street, 21st Floor, San Francisco, California 94111.

(15) Includes 250,659 shares held by Crown Trust and 80,000 shares held by Parson Finance Limited. These funds are administered by Crown Advisors Ltd. and Crown Advisors International Ltd., their respective investment managers, of which David F. Bellet is Chairman. Mr. Bellet has shared voting power with respect to these shares, and disclaims beneficial ownership except to the extent of his pecuniary interest therein. Also includes 325,334 shares held by Crown Associates III, L.P., 155,100 shares held by Crown Glynn Associates, L.P. and 120,000 shares held by Crown Growth Partners, L.P. Mr. Bellet is a general partner of the respective general partners of these entities. As a general partner, Mr. Bellet has shared voting and dispositive power with respect to these shares, and disclaims beneficial ownership except to the extent of his pecuniary interest therein. Also includes 10,000 shares held by Roundtable Associates, L.L.C., of which Mr. Bellet is a managing member. As a managing member, Mr. Bellet has shared voting and dispositive power with respect to these shares. He disclaims beneficial ownership of these shares. Also includes 82,750 shares held by Mr. Bellet. The address of each of Mr. Bellet and the Crown entities is The Lincoln Building, Suite 3405, 60 East 42nd Street, New York, New York 10165.

                          DESCRIPTION OF CAPITAL STOCK

     Giving effect to the amendment to our articles of incorporation on September 28, 1999, as of that date, the authorized capital stock of T/R Systems consisted of 88,000,000 shares of common stock and 12,000,000 shares of preferred stock consisting of:

     - 5,000,000 shares of Series A preferred stock, 4,799,999 of which were outstanding;

     - 3,000,000 shares of Series B preferred stock, 2,961,585 of which were outstanding;

     - 1,500,000 shares of Series C preferred stock, 1,215,500 of which were outstanding;

     - 222,222 shares of Series D preferred stock, all of which were outstanding; and

     - 2,277,778 shares of undesignated preferred stock.

Our stock was held of record by 118 shareholders on September 28, 1999.

     Prior to the closing of this offering, our articles of incorporation and bylaws will be amended. The remainder of this section describes the provisions of our articles of incorporation and bylaws as they will be amended prior to closing.

     Upon the closing of the offering, the authorized capital stock of T/R Systems will consist of:

     - 88,000,000 shares of common stock, par value $0.01 per share; and

     - 12,000,000 shares of preferred stock, par value $0.01 per share.

     Based upon our outstanding stock at September 28, 1999, there will be shares of common stock outstanding after giving effect to the sale of common stock in this offering and the conversion of preferred stock into common
stock upon the closing of the offering (          shares if the underwriters
exercise their over-allotment in full), excluding shares of common stock reserved for issuance upon the exercise of options granted under our stock option plans. All of these shares will be fully paid and nonassessable. No shares of preferred stock will be outstanding at the closing of the offering.

COMMON STOCK

     Holders of common stock are entitled to one vote per share in all matters to be voted upon by shareholders and do not have cumulative voting rights. Subject to rights of any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds. Upon a liquidation, dissolution or winding up of T/R Systems, holders of common stock are entitled to share ratably in all assets remaining after payment of our debts and other liabilities and any preference payments on any outstanding preferred stock.

     Holders of common stock have no preemptive rights or other subscription rights and no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock would be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which T/R Systems may issue in the future. For a discussion of change of control provisions in our articles of incorporation and bylaws, see "-- Antitakeover Effects of Georgia Law Provisions" and "-- Antitakeover Effects of Provisions of Our Charter and Bylaws."

PREFERRED STOCK

     Our board of directors will be authorized, without any further vote or action by the shareholders, to issue 12,000,000 shares of preferred stock in one or more series and to fix, before issuance, the number of shares to be included in any series. The board of directors can also designate the relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of any series.

     The authority of the board of directors with respect to each series includes the determination of any of the following:

     - the number of shares of any series and the designation to distinguish the shares of that series from any other series;

     - the voting powers, and whether the voting powers are full or limited in any series;

     - the redemption provisions applicable to the series, including the redemption price or prices to be paid;

     - whether or not dividends, if any, will be cumulative, the dividend rate of any series, and the dates and preferences of dividends on that series;

     - the rights of any series of preferred stock upon our voluntary or involuntary dissolution, or upon any distribution of our assets;

     - the provisions, if any, permitting the shares of any series to be converted into, or exchanged for, shares of any other class or any other series of the same or any other class of stock, or any other security, of T/R Systems or any other corporation, and the price or prices or the applicable rates of exchange;

     - the right, if any, to subscribe for or to purchase any of our securities or those of any other corporation;

     - the provisions, if any, of a sinking fund applicable to any series; and

     - any other relative, participating, optional or other special powers, preferences, rights, qualifications, limitations or restrictions.

     The issuance of preferred stock could adversely affect the rights of holders of common stock. For example, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance could have the effect of delaying or preventing a change in control of T/R Systems and could make the removal of our present management more difficult. Upon the closing of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue shares of preferred stock.

ANTITAKEOVER EFFECTS OF GEORGIA LAW PROVISIONS

 Fair Price Provisions

     T/R Systems has elected in its bylaws to be subject to the fair price provisions of the Georgia Business Corporation Code, referred to as the GBCC. These provisions require that specified business combinations between a Georgia corporation and an interested shareholder or its affiliates be:

     - unanimously approved by continuing directors who must constitute at least three members of the board of directors at the time of the approval; or

     - recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, unless specified fair price criteria are met.

     For the purposes of these provisions, a business combination generally includes:

     - any merger of T/R Systems or our subsidiaries;

     - any share exchange;

     - any sale, lease, transfer or other disposition of assets by us or any of our subsidiaries in a transaction or series of transactions occurring within a twelve-month period and having an aggregate book value equal to 10% or more of our net assets;

     - the issuance or transfer by us or any of our subsidiaries of any equity securities of T/R Systems or any subsidiary in a transaction or series of transactions occurring within a twelve-month period and having an aggregate market value of five percent or more of the total market value of our outstanding stock, except pursuant to the exercise of warrants or rights offered pro rata to all holders of our voting securities;

     - the adoption of any plan or proposal for our liquidation or dissolution in which anything other than cash will be received by an interested shareholder or its affiliates; and

     - any transaction or series of transactions occurring within a twelve-month period which has the effect of increasing by 5% or more the proportionate amount of shares of any class or series of equity securities of T/R Systems or any of our subsidiaries that is beneficially owned by an interested shareholder or its affiliates.

     An interested shareholder is defined by the GBCC to include any person that, with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting power of a corporation, or any person that is an affiliate of the corporation and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the voting power of the corporation.

     A continuing director includes any director who is not an affiliate or associate of an interested shareholder or its affiliates and who was a director prior to the shareholder becoming an interested shareholder, and any successor of that director who is not an affiliate or associate of an interested shareholder or its affiliates and who is recommended or elected by a majority of continuing directors.

     The fair price provisions do not restrict a business combination if:

     - the aggregate amount of the cash, and fair market value of any non-cash property, to be received per share by the shareholders in the business combination is at least equal to the highest of:

        - the highest per share price, including brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the interested shareholder for any shares of the same class or series acquired by it within two years preceding the public announcement of the business combination, referred to as the announcement date, or in the transaction in which it became an interested shareholder;

        - the higher of the fair market value per share as determined on the announcement date or the date on which the interested shareholder first became an interested shareholder; or

        - in the case of shares other than common shares, the highest amount per share to which preferred shareholders are entitled in the event of liquidation, dissolution or winding up of the corporation, but only if the interested shareholder acquired the preferred shares within the two-year period immediately preceding the announcement date; and

     - shareholders receive cash or the form of consideration used in the past by the interested shareholder to purchase the largest number of shares of the same class or series.

     In addition, during the period after the shareholder became an interested shareholder and prior to the consummation of the business combination, without the approval of a majority of the continuing directors, there generally may have been:

     - no failure to declare and pay full dividends on the corporation's outstanding preferred shares;

     - no reduction in the annual rate of dividends paid on common shares, except as to reflect any subdivision of the shares;

     - no increase in the annual rate of dividends to reflect any reclassification of shares which has the effect of reducing the number of outstanding shares; and

     - not more than a 1% increase in the interested shareholder's ownership of any class or series of the corporation's shares in any twelve-month period.

     An interested shareholder also may not have received a direct or indirect benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation or its subsidiaries, whether in anticipation of or in connection with such business combination or otherwise. The fair price provisions do not apply if a shareholder has been an interested shareholder for three years and has not increased its percentage interest in any class or series of shares by more than 1% in any twelve-month period.

 Business Combination Provisions

     We have also elected in our bylaws to be subject to the business combination provisions of the GBCC. These provisions generally prohibit various business combinations between a Georgia corporation with at least 100 beneficial owners in Georgia and meeting certain other criteria, and an interested shareholder or its affiliates for a period of five years after the shareholder becomes an interested shareholder of the corporation. During that five-year period, these provisions prohibit any business combination with an interested shareholder unless:

     - before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction by which the shareholder became an interested shareholder;

     - in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the corporation which was not held by directors, officers, their affiliates, subsidiaries or specified employee stock plans of the corporation; or

     - after becoming an interested shareholder, that shareholder acquired additional shares resulting in that shareholder owning at least 90% of the outstanding voting stock of the corporation (excluding specified shares) and the business combination is approved by a majority of voting stock not held by the interested shareholder, directors, officers, their affiliates, subsidiaries or specified employee stock plans of the corporation.

     For the purposes of these provisions, a business combination includes:

     - any merger or consolidation of T/R Systems or any of our subsidiaries;

     - any sale, lease, transfer or other disposition of our assets or those of any of our subsidiaries in a transaction or series of transactions having an aggregate book value of 10% or more of our net assets;

     - the issuance or transfer by us or any of our subsidiaries of any of our or their equity securities in a transaction or series of transactions having an aggregate market value of 5% or more of the total market value of our outstanding stock, except pursuant to the exercise of warrants or rights offered pro rata to all holders of voting securities, and except pursuant to the exercise or conversion of securities outstanding prior to the time the shareholder became an interested shareholder;

     - the adoption of any plan or proposal for our liquidation or dissolution;

     - any transaction which has the effect of increasing by 5% or more the proportionate amount of shares of any class or series of equity securities of T/R Systems which is beneficially owned by the interested shareholder or its affiliates;

     - other than in the ordinary course of business, the receipt by an interested shareholder, except proportionally as a shareholder, of any benefit from any loan, advance, guarantee, pledge, financial benefit, tax credit or tax advantage from us; and

     - any share exchange.

     The restrictions on business combinations do not apply to any person who was an interested shareholder before the adoption of the bylaw which made the provisions applicable to the corporation, nor to any person who becomes an interested shareholder inadvertently, subsequently divests sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder, have been an interested shareholder but for the inadvertent acquisition.

ANTITAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS

     Our charter and our bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders that could have a potential anti-takeover effect. These provisions may delay or prevent a change of control of T/R Systems. These provisions include:

     - the classification of our board of directors into three classes, each class serving for staggered three-year terms;

     - the requirement that shareholders may remove directors only for cause and only by the affirmative vote of at least 80% of our voting stock;

     - the authority of our board of directors to issue series of preferred stock with such voting rights and other provisions as the board of directors may determine;

     - the requirement that shareholder action can be taken only at an annual or special meeting of shareholders and prohibiting shareholder action by written consent in lieu of a meeting;

     - an advance notice procedure for shareholders to make nominations of candidates for election as directors;

     - the requirement that a special shareholders meeting may only be called by the chairman of the board or at the direction of the majority of the board of directors, and not by shareholders; and

     - a requirement that a vote of at least 80% of our voting stock is required to amend provisions of the charter and bylaws relating to:

          - the classification of the board of directors and removal of directors;

          - special meetings of shareholders and the order of business of shareholder meetings;

          - nominations of directors to fill vacancies or newly created directorships; or

          - the election to be subject to the fair price provisions and business combination provisions of the Georgia corporate laws.

     These provisions have certain anti-takeover effects and may discourage proposals that could be viewed as favorable to shareholders. The description set forth above is intended as a summary only and is qualified in its entirety by reference to our restated articles and bylaws, the form of which have been filed as exhibits to the registration statement filed in connection with this offering.

INDEMNIFICATION PROVISIONS

     Our restated articles of incorporation will provide that a director will not be liable to T/R Systems or our shareholders for claims arising from his actions or inactions as a director, except to the extent otherwise required by the GBCC.

     Our articles of incorporation and bylaws will provide that we shall indemnify our directors and officers to the fullest extent permitted by Georgia law, and that this indemnification will not limit the availability of any other remedies to these persons.

TRANSFER AGENT AND REGISTRAR

     The name and address of the transfer agent and registrar of the common stock is Equiserve L.P., 150 Royall Street, Canton, Massachusetts 02021. Its telephone number is (781) 575-3400.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future.

     Upon completion of the offering, we will have           outstanding shares
of common stock. Of these shares, the           shares sold in the offering,
plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates. The term affiliate is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% shareholders.

     The remaining           shares outstanding are restricted securities within
the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.

     Our directors, officers and most of our shareholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or in any way transfer or dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens Inc. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by BancBoston Robertson Stephens Inc. Taking into account the lock-up agreements, and assuming BancBoston Robertson Stephens Inc. does not release shareholders from these agreements, the following restricted shares will be eligible for sale in the public market at the following times:

     - beginning on the date of this prospectus, approximately           shares
       will be immediately available for sale in the public market;

     - beginning 90 days after the date of this prospectus, approximately shares will be eligible for sale, subject to volume, manner of sale and other limitations under Rule 144;

     - beginning 180 days after the date of this prospectus, approximately shares will be eligible for sale, approximately of which will be subject to volume, manner of sale and other limitations under Rule 144; and

     - the remaining           shares will become eligible for sale under Rule
       144 from time to time.

     In general, under Rule 144 a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately           shares immediately after the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements which govern the manner of sale, and require specified notice and the availability of current public information about T/R Systems.

     Under Rule 144(k), a person who is not considered to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

     In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued under our employee benefit plans. As a result, any options or rights exercised under any of our existing stock option plans or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise exempt under Rule 701. As of September
15, 1999 there were outstanding options for the purchase of           shares of
common stock, of which options to purchase           shares were exercisable.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement entered into in connection with the issuance of some series of preferred stock, the holders of those shares are entitled to require us to file registration statements on up to eight occasions.
The parties to that agreement, who will hold an aggregate of           shares of
our common stock upon completion of this offering, would be entitled to include their shares in any such registration, subject to possible underwriter cutbacks. In the event we propose to register any of our securities under the Securities Act at any time, the holders of those shares will be entitled to include their shares in our registration, subject to possible underwriter cutbacks. In addition, pursuant to additional registration rights agreements, to the extent the parties thereto hold more than 1% of our outstanding common stock, they could also include shares in any registration, subject to possible underwriter cutbacks. Giving effect to the consummation of this offering, under these
additional registration agreements, holders of           shares will have such
rights. T/R Systems is generally required to bear the expenses of all registrations, except underwriting discounts and commissions.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc. and Raymond James & Associates, Inc., have severally agreed with us and the selling shareholders, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling shareholders the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                  NUMBER OF
    UNDERWRITER                                                    SHARES
    -----------                                                   ---------
    BancBoston Robertson Stephens Inc. .........................
    U.S. Bancorp Piper Jaffray Inc. ............................
    Raymond James & Associates, Inc. ...........................

                                                                  ---------
              Total.............................................
                                                                  =========

     The representatives have advised us and the selling shareholders that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $
per share, of which $          may be reallowed to other dealers. After this
offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us or the selling shareholders as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part.

     Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations among the representatives and us. Among the factors considered in such negotiations will be prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Over-Allotment Option

     The shareholders identified in the "Principal and Selling Shareholders" table have granted to the underwriters an option, exercisable during the 30-day
period after the date of this prospectus, to purchase up to           additional
shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase
any of the additional           shares of common stock, the underwriters have
severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. The selling shareholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table summarizes the compensation to be paid to the underwriters by T/R Systems and the selling shareholders:

                                                                            TOTAL
                                                                    ---------------------
                                                                     WITHOUT      WITH
                                                                      OVER-       OVER-
                                                        PER SHARE   ALLOTMENT   ALLOTMENT
                                                        ---------   ---------   ---------
Underwriting discounts and commissions payable by T/R
  Systems.............................................  $           $           $
Underwriting discounts and commissions payable by the
  selling shareholders................................

     We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be
approximately $          .

Indemnity

     The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling shareholders against certain civil liabilities, including liabilities under the Securities Act.

Lock-Up Agreements

     Each executive officer and director of T/R Systems and holders of   % of
our common stock have agreed, during the period of 180 days after the date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, owned as of the date of this prospectus or thereafter acquired directly by those holders other than in the public markets or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our shareholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to specified exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

Listing

     We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol "TRSI."

Stabilization

     The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A stabilizing bid is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Directed Share Program

     At our request, the underwriters have reserved up to      shares of common
stock to be issued by us and offered for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of T/R Systems. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered in this offering.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for T/R Systems by Jones, Day, Reavis & Pogue, Atlanta, Georgia. Hale and Dorr LLP, Washington, D.C., is serving as legal counsel to the underwriters for this offering.

                                    EXPERTS

     The financial statements as of January 31, 1998 and 1999 and for each of the three years in the period ended January 31, 1999, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of the firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act to offer shares of our common stock. This prospectus is only a part of the registration statement and does not contain all of the information included in the registration statement. Further information about T/R Systems and our common stock can be found in the registration statement. Statements made in this prospectus about the contents of any contract, agreement or other document are summaries and are not complete descriptions of all terms.

     The registration statement and the related exhibits and schedule filed by us with the Securities and Exchange Commission can be inspected and copies obtained from the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of January 31, 1998 and 1999 and
  (Unaudited) July 31, 1999.................................  F-3
Statements of Operations for the Years Ended January 31,
  1997, 1998 and 1999 and (Unaudited) for the six months
  ended July 31, 1998 and 1999..............................  F-4
Statements of Shareholders' Deficit for the Years Ended
  January 31, 1997, 1998 and 1999 and (Unaudited) for the
  six months ended July 31, 1999............................  F-5
Statements of Cash Flows for the Years Ended January 31,
  1997, 1998 and 1999 and (Unaudited) for the six months
  ended July 31, 1998 and 1999..............................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of T/R Systems, Inc.:

     We have audited the accompanying balance sheets of T/R Systems, Inc. (the "Company") as of January 31, 1998 and 1999 and the related statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at January 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.

                                       Deloitte & Touche LLP

Atlanta, Georgia
March 26, 1999
(May 17, 1999 as to the first paragraph of Note 9)

                               T/R SYSTEMS, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 JANUARY 31,             JULY 31,
                                                              ------------------   --------------------
                                                                                                1999
                                                               1998       1999       1999     PRO FORMA
                                                              -------   --------   --------   ---------
                                                                                       (UNAUDITED)
                                                ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 3,527   $  1,966   $  3,708   $  3,708
  Restricted cash...........................................      200        200        200        200
  Receivables, net of allowance of $175, $200, and $82,
    respectively............................................    2,369      2,592      3,072      3,072
  Inventories, net..........................................    1,116      1,810      1,856      1,856
  Prepaid expenses and other................................      203        191        293        293
                                                              -------   --------   --------   --------
        Total current assets................................    7,415      6,759      9,129      9,129
Property and equipment, net.................................      769      1,011        910        910
                                                              -------   --------   --------   --------
                                                              $ 8,184   $  7,770   $ 10,039   $ 10,039
                                                              =======   ========   ========   ========
                            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable..........................................  $ 1,511   $  1,681   $  1,348   $  1,348
  Deferred revenue..........................................       65        159      1,386      1,386
  Accrued salaries and wages................................      344        574        654        654
  Borrowing under line of credit............................       --         27         27         27
  Other liabilities.........................................      378        374        433        433
  Current portion of long-term debt.........................       --         52         52         52
                                                              -------   --------   --------   --------
        Total current liabilities...........................    2,298      2,867      3,900      3,900
Deferred royalty revenue....................................      625         --         --         --
Long-term debt, less current portion........................       --         99         74         74
Commitments (Note 10)
Redeemable, Convertible Preferred Stock:
  $0.01 par value, 9,500,000 shares designated:
  Series A redeemable, convertible preferred stock,
    5,000,000 shares designated, 4,799,999 shares issued and
    outstanding, liquidation preference of $4,800
    (historical), none issued and outstanding (pro forma)...    4,773      4,782      4,787         --
  Series B redeemable, convertible preferred stock,
    3,000,000 shares designated, 2,961,585 shares issued and
    outstanding, liquidation preference of $7,552
    (historical), none issued and outstanding (pro forma)...    7,519      7,530      7,535         --
  Series C redeemable, convertible preferred stock,
    1,500,000 shares designated, 1,215,500 shares issued and
    outstanding, liquidation preference of $2,735
    (historical), none issued and outstanding (pro forma)...    2,728      2,730      2,731         --
Shareholders' Equity (Deficit):
  Preferred stock, $0.01 par value, 12,000,000 shares
    authorized, 9,500,000 shares designated as redeemable,
    convertible preferred stock, 222,222 shares Series D
    convertible preferred stock designated, issued and
    outstanding at July 31, 1999, liquidation preference of
    $1,000 (historical), none issued and outstanding (pro
    forma)..................................................       --         --          2         --
  Common stock, $0.01 par value, 88,000,000 shares
    authorized, 3,757,932, 4,120,037 and 4,197,937 shares
    issued and outstanding (historical), 14,211,675 issued
    and outstanding (pro forma).............................       37         41         42        142
  Additional paid-in capital................................    1,030      1,138      2,157     17,112
  Deferred compensation.....................................     (125)       (93)       (76)       (76)
  Accumulated deficit.......................................  (10,701)   (11,324)   (11,113)   (11,113)
                                                              -------   --------   --------   --------
        Total shareholders' equity (deficit)................   (9,759)   (10,238)    (8,988)     6,065
                                                              -------   --------   --------   --------
                                                              $ 8,184   $  7,770   $ 10,039   $ 10,039
                                                              =======   ========   ========   ========

                       See notes to financial statements

                               T/R SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 SIX MONTHS
                                                                                    ENDED
                                                   YEAR ENDED JANUARY 31,         JULY 31,
                                                 ---------------------------   ---------------
                                                  1997      1998      1999      1998     1999
                                                 -------   -------   -------   ------   ------
                                                                                 (UNAUDITED)
Revenue........................................  $ 4,036   $12,032   $15,847   $8,340   $9,889
Cost of sales..................................    3,387     6,107     6,579    3,514    4,210
                                                 -------   -------   -------   ------   ------
Gross profit...................................      649     5,925     9,268    4,826    5,679
Operating Expenses:
  Research and development.....................    1,786     2,164     3,202    1,487    1,656
  Sales and marketing..........................    2,185     3,542     4,891    2,353    2,992
  General and administrative...................    1,011     1,623     1,708      943      862
                                                 -------   -------   -------   ------   ------
          Total operating expenses.............    4,982     7,329     9,801    4,783    5,510
                                                 -------   -------   -------   ------   ------
Operating income (loss)........................   (4,333)   (1,404)     (533)      43      169
Interest income, net...........................      213       186       150       96       42
Other expenses.................................       --        --      (240)    (240)      --
                                                 -------   -------   -------   ------   ------
Net income (loss)..............................  $(4,120)  $(1,218)  $  (623)  $ (101)  $  211
                                                 =======   =======   =======   ======   ======
Net income (loss) per common share -- Basic....  $ (1.47)  $ (0.37)  $ (0.16)  $(0.03)  $ 0.05
                                                 =======   =======   =======   ======   ======
Net income (loss) per common share --Diluted...  $ (1.47)  $ (0.37)  $ (0.16)  $(0.03)  $ 0.01
                                                 =======   =======   =======   ======   ======
Pro forma net income (loss) per common
  share -- Basic (unaudited)...................                      $ (0.05)           $ 0.02
                                                                     =======            ======
Pro forma net income (loss) per common
  share -- Diluted (unaudited).................                      $ (0.05)           $ 0.01
                                                                     =======            ======

                       See notes to financial statements

                               T/R SYSTEMS, INC.

                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 SERIES D
                              PREFERRED STOCK    COMMON STOCK     ADDITIONAL
                              ---------------   ---------------    PAID-IN       DEFERRED     ACCUMULATED
                              SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     COMPENSATION     DEFICIT      TOTAL
                              ------   ------   ------   ------   ----------   ------------   -----------   --------
Balance -- January 31,
  1996......................                    2,698     $27       $  826                     $ (5,363)    $ (4,510)
  Stock option exercises....                      312       3           12                                        15
  Accretion of redeemable
    convertible preferred
    stock...................                                           (20)                                      (20)
  Net loss..................                                                                     (4,120)      (4,120)
                                                -----     ---       ------                     --------     --------
Balance -- January 31,
  1997......................                    3,010      30          818                       (9,483)      (8,635)
  Stock option exercises....                      748       7          104                                       111
  Deferred compensation
    related to stock
    options.................                                           130        $(130)                          --
  Amortization of deferred
    compensation............                                                          5                            5
  Accretion of redeemable
    convertible preferred
    stock...................                                           (22)                                      (22)
  Net loss..................                                                                     (1,218)      (1,218)
                                                -----     ---       ------        -----        --------     --------
Balance -- January 31,
  1998......................                    3,758      37        1,030         (125)        (10,701)      (9,759)
  Stock option exercises....                      362       4          130                                       134
  Amortization of deferred
    compensation............                                                         32                           32
  Accretion of redeemable
    convertible preferred
    stock...................                                           (22)                                      (22)
  Net loss..................                                                                       (623)        (623)
                                                -----     ---       ------        -----        --------     --------
Balance -- January 31,
  1999......................                    4,120      41        1,138          (93)        (11,324)     (10,238)
  Issuance of Series D
    Preferred stock at $4.50
    per share, net of
    issuance costs of $5....   222       $2                            993                                       995
  Stock option exercises
    (unaudited).............                       78       1           37                                        38
  Amortization of deferred
    compensation
    (unaudited).............                                                         17                           17
  Accretion of redeemable
    convertible preferred
    stock (unaudited).......                                           (11)                                      (11)
  Net income (unaudited)....                                                                        211          211
                               ---       --     -----     ---       ------        -----        --------     --------
Balance -- July 31, 1999
  (unaudited)...............   222       $2     4,198     $42       $2,157        $ (76)       $(11,113)    $ (8,988)
                               ===       ==     =====     ===       ======        =====        ========     ========

                       See notes to financial statements

                               T/R SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                          SIX MONTHS
                                                                                             ENDED
                                                            YEAR ENDED JANUARY 31,         JULY 31,
                                                          ---------------------------   ---------------
                                                           1997      1998      1999      1998     1999
                                                          -------   -------   -------   ------   ------
                                                                                          (UNAUDITED)
Operating Activities:
  Net income (loss).....................................  $(4,120)  $(1,218)  $  (623)  $ (101)  $  211
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation........................................      251       537       702      355      273
    Deferred compensation expense.......................       --         5        32       16       17
    Changes in assets and liabilities:
       Decrease (increase) in receivables...............      (82)   (1,720)     (223)     478     (480)
       Decrease (increase) in inventories...............       14      (420)     (694)    (767)     (46)
       Decrease (increase) in prepaid expenses and
         other..........................................      (81)       (1)       12     (137)    (102)
       Increase (decrease) in accounts payable..........     (160)    1,116       170      107     (333)
       Increase (decrease) in deferred revenue..........       --        65        94     (295)   1,227
       Increase in accrued salaries and wages...........       65       209       230      120       80
       Increase (decrease) in other liabilities.........      181       (43)       (4)     316       59
       Decrease in deferred royalty revenue.............     (243)     (246)     (625)    (625)      --
                                                          -------   -------   -------   ------   ------
         Net cash provided by (used in) operating
           activities...................................   (4,175)   (1,716)     (929)    (533)     906
Investing Activities:
  Purchases of property and equipment...................     (335)     (619)     (944)    (633)    (172)
Financing Activities:
  Restricted cash.......................................     (400)      200        --       --       --
  Credit facility borrowings............................       --        --        27       --       --
  Proceeds on issuance of long term debt................       --        --       156      100       --
  Principal repayments on long term debt................       --        --        (5)      --      (25)
  Proceeds from sale of common stock....................       15        96       134      124       38
  Proceeds from sale of Series C preferred stock........       --     2,741        --       --       --
  Proceeds from sale of Series D preferred stock........       --        --        --       --      995
                                                          -------   -------   -------   ------   ------
         Net cash provided by (used in) financing
           activities...................................     (385)    3,037       312      224    1,008
                                                          -------   -------   -------   ------   ------
Net increase (decrease) in cash and cash equivalents....   (4,895)      702    (1,561)    (942)   1,742
Cash and Cash Equivalents:
  Beginning of period...................................    7,720     2,825     3,527    3,527    1,966
                                                          -------   -------   -------   ------   ------
  End of period.........................................  $ 2,825   $ 3,527   $ 1,966   $2,585   $3,708
                                                          =======   =======   =======   ======   ======
Cash paid for interest..................................  $    --   $    --   $    17   $    9   $    9
                                                          =======   =======   =======   ======   ======
Supplemental Disclosure of Noncash Financing Activities:
  During the year ended January 31, 1998, the Company
    issued
  66,000 shares of common stock in exchange for 7,000
    shares
  of Series C preferred stock.

                       See notes to financial statements

                               T/R SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
(INFORMATION AS OF JULY 31, 1999 AND FOR THE SIX MONTHS ENDED JULY 31, 1998 AND
                               1999 IS UNAUDITED)

1.  NATURE OF BUSINESS

     T/R Systems, Inc. (the "Company") was incorporated in September 1991 under the laws of the State of Georgia. The Company designs, develops, and markets digital document processing and printing systems for the print-on-demand market. The Company distributes its products in North America and internationally through a network of independent dealers and through its distribution relationship with Minolta.

2.  SIGNIFICANT ACCOUNTING POLICIES

     Unaudited Pro Forma Balance Sheet -- Upon consummation of the Company's initial public offering, all outstanding shares of Series A, Series B, Series C, and Series D convertible preferred stock will convert automatically into shares of the Company's common stock. The unaudited pro forma balance sheet as of July 31, 1999 gives effect to such conversion as if it had occurred on July 31, 1999.

     Cash and Cash Equivalents -- Cash equivalents are stated at cost, which approximates market value, and include investments in a money market account and commercial paper with original maturities of three months or less.

     Revenue Recognition -- Printing system revenues are recognized in accordance with AICPA Statement of Position ("SOP") 97-2, Software Revenue Recognition. The Company recognizes revenue from printing systems when persuasive evidence of an arrangement exists, the system has been shipped, the fee is fixed or determinable and collectibility of the fee is probable. Under multiple element arrangements, the Company allocates revenue to the various elements based on vendor-specific objective evidence of fair value. The Company's products do not require significant customization. Prior to the February 1, 1998 effective date of SOP 97-2, the Company recognized revenue on printing systems upon shipment. The adoption of SOP 97-2 had no effect on the Company's accounting for revenue. The Company recognizes revenue from the sale of printing consumables upon shipment.

     The Company recognizes revenue from customer service plans ratably over their respective terms of one to three years. Engineering service fees are recognized as the services are rendered. Nonrefundable prepaid royalties are recognized as revenue over the term of the royalty agreement based on the greater of actual royalties earned or the straight-line method. Revenue from customer service plans, engineering services and royalties individually have been less than 10% of total revenues in all years.

     Research and Development Costs -- Research and development costs are charged to expense when incurred. Software development costs are expensed as incurred until technological feasibility is determined. To date, the Company has expensed all software development costs.

     Inventory -- Inventory is valued at the lower of cost or market. Cost is determined on the first-in, first-out ("FIFO") basis.

                               T/R SYSTEMS, INC.

     Property and Equipment -- Property and equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated lives of the assets, generally one and one-half to seven years.

     Product Warranty -- The Company provides for estimated future warranty costs as products are sold.

     Income Taxes -- Deferred tax assets and liabilities are determined for differences between the financial reporting basis and income tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Impairment of Long-Lived Assets -- Effective February 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires that long-lived assets and certain intangibles be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any impairment losses are reported in the period in which the recognition criteria are first applied, based on the fair value of the asset. Long-lived assets and certain intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. There was no impact on the financial statements upon adoption of SFAS No. 121.

     Stock-Based Compensation -- The Company accounts for compensation cost related to employee stock options in accordance with the requirements of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. In fiscal 1997, the Company adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 established a fair-value based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. The adoption of the recognition provisions related to employee arrangements under SFAS No. 123 is optional; however, the pro forma effects on operations had such recognition provisions been elected are required to be disclosed in financial statements.

     Net Income (Loss) Per Common Share -- Net income (loss) per common share is computed in accordance with SFAS No. 128, Earnings Per Share. Basic net income
(loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding plus the dilutive effect of stock options and convertible preferred stock (see Note 13).

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Comprehensive Income -- Effective February 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting

                               T/R SYSTEMS, INC.

and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. As the Company has no components of other comprehensive income, the adoption of this statement had no effect on the financial statements.

     Fair Value of Financial Instruments -- The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and notes payable approximate their fair values.

     Unaudited Interim Financial Information -- The accompanying unaudited interim financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial information. In the opinion of management, all adjustments (consisting only of normal recurring entries) considered necessary for a fair presentation have been included. Operating results for the six months ended July 31, 1999 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

     Reclassifications -- Certain prior period amounts have been reclassified to conform with the current period presentation.

     New Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company intends to adopt SFAS 133 effective February 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position or results of operations of the Company because the Company does not have significant derivative activity.

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 requires recognition of revenue using the "residual method" when vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in an arrangement. Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. The Company will adopt SOP 98-9 in fiscal 2001 and does not expect the adoption of SOP 98-9 to have a material effect on revenue recognition.

                               T/R SYSTEMS, INC.

3.  INVENTORIES

     Inventories at January 31, 1998 and 1999 and July 31, 1999 consisted of the following:

                                                     JANUARY 31,
                                                   ---------------    JULY 31,
                                                    1998     1999       1999
                                                   ------   ------   -----------
                                                                     (UNAUDITED)
                                                          (IN THOUSANDS)
Components and supplies..........................  $1,393   $1,817     $1,280
Finished goods...................................     393      566      1,053
                                                   ------   ------     ------
                                                    1,786    2,383      2,333
Less reserve for potential losses................     670      573        477
                                                   ------   ------     ------
                                                   $1,116   $1,810     $1,856
                                                   ======   ======     ======

4.  PROPERTY AND EQUIPMENT

     Property and equipment at January 31, 1998 and 1999 and July 31, 1999 consisted of the following:

                                                     JANUARY 31,
                                                   ---------------    JULY 31,
                                                    1998     1999       1999
                                                   ------   ------   -----------
                                                                     (UNAUDITED)
                                                          (IN THOUSANDS)
Furniture and fixtures...........................  $   59   $  564     $  614
Machinery and equipment..........................   1,420    1,557      1,694
Leasehold improvements...........................     234       68         70
                                                   ------   ------     ------
                                                    1,713    2,189      2,378
Less accumulated depreciation....................     944    1,178      1,468
                                                   ------   ------     ------
          Property and equipment, net............  $  769   $1,011     $  910
                                                   ======   ======     ======

     Depreciation expense for the years ended January 31, 1997, 1998, and 1999 and for the six months ended July 31, 1998 and 1999 was $251,000, $537,000, $702,000, $355,000, and $273,000, respectively.

                               T/R SYSTEMS, INC.

5.  OTHER LIABILITIES

     Other liabilities at January 31, 1998 and 1999 and July 31, 1999 consisted of the following:

                                                      JANUARY 31,
                                                      -----------    JULY 31,
                                                      1998   1999      1999
                                                      ----   ----   -----------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
Professional services fees..........................  $ 78   $ 85      $ 79
Accrued sales and property taxes....................    56     59        38
Accrued travel costs................................    55     48        57
Accrued warranty....................................    24     75        75
Other...............................................   165    107       184
                                                      ----   ----      ----
                                                      $378   $374      $433
                                                      ====   ====      ====

6.  INCOME TAXES

     The Company's deferred tax assets at January 31, 1998 and 1999 are summarized below:

                                                               JANUARY 31,
                                                            -----------------
                                                             1998      1999
                                                            -------   -------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards........................  $ 2,899   $ 3,141
  Accounts receivable.....................................       66        79
  Inventory...............................................      199       252
  Property and equipment..................................      391       162
  Other assets............................................      389       188
  Accrued liabilities.....................................       92       146
  Deferred revenue........................................      237         5
  Deferred rent...........................................        5         7
                                                            -------   -------
                                                              4,278     3,980
Valuation allowance.......................................   (4,278)   (3,980)
                                                            -------   -------
          Net deferred taxes..............................  $    --   $    --
                                                            =======   =======

     At January 31, 1998 and 1999, net deferred tax assets are fully offset by a valuation allowance. In estimating the realizability of its deferred tax assets, the Company considers both positive and negative evidence and gives greater weight to evidence that is objectively verifiable. Due to the Company's cumulative losses, the Company currently believes that the future realization of its deferred tax assets is uncertain. The valuation allowance increased by $2,050,000 and $507,000, and decreased by $298,000 in fiscal 1997, 1998, and
1999, respectively.

     As of January 31, 1999, the Company has approximately $8.2 million in tax net operating loss carryforwards which, if not utilized, expire from 2007 through 2019. The utilization of such net operating loss carryforwards and realization of tax benefits in future years depends predominantly upon the recognition of taxable income. Further, the utilization of $658,000 of

                               T/R SYSTEMS, INC.

these carryforwards is subject to annual limitations of approximately $330,000 per year as a result of a change in ownership of the Company, as defined in the Internal Revenue Code. The limitation does not reduce the total amount of net operating losses which may be taken, but rather limits the amount which may be used during a particular year.

7.  CREDIT FACILITY

     The Company has a $2,000,000 secured revolving line of credit from a bank which expires on October 15, 1999. At January 31, 1998, there were no borrowings against this line of credit and at January 31, 1999 there were $27,000 borrowings against this line of credit. All borrowings under the line of credit bear interest at prime plus 1% (8.75% at January 31, 1999) and are secured by the Company's tangible assets, as defined. This agreement requires the maintenance of certain covenants, including a restriction on paying dividends, for which the Company was in compliance at January 31, 1999. The agreement also provides for up to $500,000 in letters of credit. Any letters of credit issued reduce the amount available for borrowing under the line. In April 1998, the Company issued a $250,000 letter of credit under this facility in connection with an operating lease obligation. This letter of credit is reduced annually by $50,000.

     On March 31, 1998, the credit agreement with the bank was amended to provide an additional line of credit in the amount of $250,000 for the purchase of property and equipment (the "Equipment Line"). The Equipment Line bears interest at the bank's prime rate plus one and one-half percent (9.25% at January 31, 1999). Borrowings against the Equipment Line are repayable over 36 months. At January 31, 1999, the outstanding balance on the Equipment Line was $151,000 of which $52,000 is classified as short-term. The Company's ability to draw against the Equipment Line expired in December 1998.

     At January 31, 1999, the Company had an unused $200,000 letter of credit from a bank under an additional credit facility which expires on January 11, 2000. As security for the letter of credit, the Company is required to maintain a certificate of deposit for $200,000. The certificate of deposit is classified as restricted cash.

8.  REDEEMABLE, CONVERTIBLE PREFERRED STOCK

     The Company is authorized to issue up to 12,000,000 shares of preferred stock, of which 5,000,000 shares have been designated as Series A redeemable, convertible preferred stock, 3,000,000 shares have been designated as Series B redeemable, convertible preferred stock, and 1,500,000 shares have been designated as Series C redeemable, convertible preferred stock. Through August 1995, the Company issued 4,799,999 shares of Series A preferred stock at $1.00 per share. In January 1996, the Company issued 2,961,585 shares of Series B preferred stock at $2.55 per share. During March and June 1997, the Company issued a total of 1,222,222 shares of Series C preferred stock at $2.25 per share.

     Dividends on common shares require the approval of the holders of a majority of the shares of each series of preferred stock and are payable only after any preferred stock dividend requirements are satisfied.

                               T/R SYSTEMS, INC.

     The preferred shares are convertible into shares of common stock at any time at the option of the holder. Conversion of the preferred shares into shares of common stock is automatic upon approval of the holders of a majority of the shares of each series of preferred stock or upon the closing of a qualified public offering. Subject to adjustment to prevent dilution, each share of Series A, Series B, and Series C converts into 1 share, 1.275 shares, and 1 share of common stock, respectively. In the event of conversion, any accrued but unpaid dividends are payable in cash or shares of common stock. Each share of preferred stock has voting rights on an as-converted basis.

     Series A, Series B, and Series C shares have liquidation preferences equal to $1.00, $2.55, and $2.25 per share, respectively. After payment of the preferred stock liquidation preference, preferred shares participate with common shares based on voting rights.

     Upon the approval of the holders of two-thirds of the shares of each series of preferred stock, Series A, Series B, and Series C shares of preferred stock are subject to mandatory redemption in two equal installments in 2001 and 2002. The redemption price of each Series A, Series B, and Series C shares will be equal to the greater of cost or appraised value.

                                               SERIES A           SERIES B          SERIES C
                                            PREFERRED STOCK    PREFERRED STOCK   PREFERRED STOCK
                                           -----------------   ---------------   ---------------
                                            SHARES    AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    TOTAL
                                           --------   ------   ------   ------   ------   ------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance -- January 31, 1996..............   4,800     $4,755   2,962    $7,497      --    $  --    $12,252
  Preferred stock accretion..............      --         9       --       11       --       --         20
                                            -----     ------   -----    ------   -----    ------   -------
Balance January 31, 1997.................   4,800     4,764    2,962    7,508       --       --     12,272
  Issuance of Series C preferred stock at
    $2.25 per share in March and June
    1997 for cash net of issuance
    costs of $9..........................      --        --       --       --    1,222    2,741      2,741
  Redemption of Series C shares..........      --        --       --       --       (7)     (15)       (15)
  Preferred stock accretion..............      --         9       --       11       --        2         22
                                            -----     ------   -----    ------   -----    ------   -------
Balance January 31, 1998.................   4,800     4,773    2,962    7,519    1,215    2,728     15,020
  Preferred stock accretion..............      --         9       --       11       --        2         22
                                            -----     ------   -----    ------   -----    ------   -------
Balance January 31, 1999.................   4,800     4,782    2,962    7,530    1,215    2,730     15,042
  Preferred stock accretion
    (unaudited)..........................      --         5       --        5       --        1         11
                                            -----     ------   -----    ------   -----    ------   -------
Balance -- July 31, 1999 (unaudited).....   4,800     $4,787   2,962    $7,535   1,215    $2,731   $15,053
                                            =====     ======   =====    ======   =====    ======   =======

     Costs associated with the issuance of redeemable preferred stock have been netted against the gross proceeds received and are being accreted to the carrying amount of the respective series of preferred stock through a charge to additional paid-in capital.

9.  SHAREHOLDERS' DEFICIT

     Preferred Stock -- The Company is authorized to issue up to 12,000,000 shares of $0.01 par value preferred stock of which 9,500,000 shares have been designated into three series of redeemable, convertible preferred stock (Note 8) and 222,222 shares have been designated as Series D convertible preferred stock. On May 17, 1999, the Company issued for cash 222,222 shares of Series D preferred stock at $4.50 per share. The Series D shares do not have voting rights, are convertible at any time into shares of common stock on a one-for-one basis and automatically convert into common shares upon the closing of a qualified public offering, as

                               T/R SYSTEMS, INC.

defined. The Series D shares do not have mandatory redemption rights, but have a liquidation preference of $4.50 per share. The liquidation preference is junior to the Company's other series of preferred stock.

     Common Stock -- The Company is authorized to issue up to 17,000,000 shares of $0.01 par value voting common stock. On September 28, 1999, the Company increased the number of authorized common shares to 88,000,000 shares. The financial statements reflect this change on a retroactive basis.

     Stock Option Plans -- The Company has stock option plans that provide for the granting of stock options to officers, employees, and key persons to purchase up to 4,650,000 shares of the Company's common stock. The plans allow for the grant of both incentive and nonqualified stock options. The exercise price of the incentive stock options shall not be less than fair market value of the stock on the date of grant. Generally, such options are exercisable ratably over four years and expire after ten years.

     In October 1994, the Company established the 1994 Associates Stock Option Plan (the "Associates Plan"), whereby the Company may issue, as approved by the Board of Directors, to nonemployees of the Company who act in a role of a director, consultant, or advisor, nonqualified options to purchase up to 50,000 shares of the Company's common stock. Such options are exercisable immediately upon grant and expire at the earlier of three months after the nonemployee ceases to be associated with the Company or ten years from the date of grant.

     The following table sets forth the activity in the above Plans:

                                                      YEAR ENDED JANUARY 31,
                                   ------------------------------------------------------------
                                          1997                 1998                 1999
                                   ------------------   ------------------   ------------------
                                            WEIGHTED-            WEIGHTED-            WEIGHTED-
                                             AVERAGE              AVERAGE              AVERAGE
                                            EXERCISE             EXERCISE             EXERCISE
                                   SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                   ------   ---------   ------   ---------   ------   ---------
                                                      (SHARES IN THOUSANDS)
Options outstanding as of
  February 1.....................  2,329      $0.25     2,763      $0.35     2,626      $0.46
Granted..........................    843       0.50       721       0.55       266       3.00
Exercised........................   (365)      0.11      (748)      0.15      (362)      0.37
Forfeited........................    (44)      0.32      (110)      0.28       (39)      3.28
                                   -----                -----                -----
Options outstanding as of
  January 31.....................  2,763       0.35     2,626       0.46     2,491       0.70
                                   =====                =====                =====
Options exercisable as of
  January 31.....................  1,235       0.24       931       0.40     1,161       0.44
                                   =====                =====                =====
Weighted-average fair value of
  options granted during the
  year...........................        $0.09                $0.24                $0.27
                                         =====                =====                =====

                               T/R SYSTEMS, INC.

                                                             SIX MONTHS ENDED
                                                              JULY 31, 1999
                                                          ----------------------
                                                                       WEIGHTED-
                                                                        AVERAGE
                                                                       EXERCISE
                                                          SHARES         PRICE
                                                          ------       ---------
                                                          (SHARES IN THOUSANDS)
                                                               (UNAUDITED)
Options outstanding as of February 1....................  2,491          $0.70
Granted.................................................    190           3.74
Exercised...............................................    (78)          0.50
Forfeited...............................................    (38)          0.95
                                                          -----
Options outstanding as of July 31.......................  2,565           0.93
                                                          =====
Options exercisable as of July 31.......................  1,146           0.45
                                                          =====
Weighted-average fair value of options granted during
  the period............................................          $0.43
                                                                  =====

     Subsequent to July 31, 1999, the Company granted options to purchase 114,000 shares of common stock at $8.00 per share.

     The fair value of options at date of grant was estimated using the Black-Scholes Option Pricing Model using the following weighted-average assumptions:

                                                     YEAR ENDED
                                                    JANUARY 31,        SIX MONTHS
                                                 ------------------       ENDED
                                                 1997   1998   1999   JULY 31, 1999
                                                 ----   ----   ----   -------------
                                                                       (UNAUDITED)
Expected life (years)..........................  3.4    2.5    2.5         2.5
Interest rate..................................  5.8%   5.6%   4.8%        5.3%
Volatility.....................................  0.0    0.0    0.0         0.0
Dividend yield.................................  0.0    0.0    0.0         0.0

     Had compensation for the Company's stock option grants in fiscal 1997, 1998, and 1999 been determined based on grant-date fair value in accordance with SFAS No. 123, the Company's net loss would have been $4,175,000, $1,334,000 and $696,000 in fiscal 1997, 1998, and 1999, respectively, and $171,000 for the six months ended July 31, 1999 (unaudited). Basic and diluted net loss would have been $1.49, $0.40, and $0.18 per share in fiscal 1997, 1998, and 1999, respectively. Basic and diluted net income per share would have been $0.04 and $0.01, respectively, for the six months ended July 31, 1999 (unaudited). Because the effect under SFAS No. 123 on the Company's net income (loss) of the determination of compensation for grants of stock options has not been applied to options granted prior to January 31, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

                               T/R SYSTEMS, INC.

     The following table summarizes information about stock options outstanding at January 31, 1999:

                           NUMBER         AVERAGE      WEIGHTED-       NUMBER       WEIGHTED-
                       OUTSTANDING AT    REMAINING      AVERAGE    EXERCISABLE AT    AVERAGE
RANGE OF                JANUARY 31,     CONTRACTUAL    EXERCISE     JANUARY 31,     EXERCISE
EXERCISE PRICES             1999        LIFE (YEARS)     PRICE          1999          PRICE
---------------        --------------   ------------   ---------   --------------   ---------
                                               (SHARES IN THOUSANDS)
$0.10 to $0.20.......        270            5.0          $0.17           240          $0.17
 0.50................      1,960            7.9           0.50           917           0.50
 2.00................         62            9.1           2.00             4           2.00
 2.75 to 3.00........        199            9.8           2.98            --             --
                           -----                                       -----
 0.10 to 3.00........      2,491            7.7           0.70         1,161           0.44
                           =====                                       =====

     During the year ended January 31, 1998, the Company recorded $130,000 in deferred compensation representing the excess of the estimated market value of the Company's common stock over the exercise price of stock options granted at date of grant. Deferred compensation is amortized over the vesting period of the stock options, four years. Compensation expense related to stock options was $5,000, $32,000, and $17,000 for the years ended January 31, 1998 and 1999 and for the six months ended July 31, 1999, respectively.

     In connection with the retirement of a director as an officer in August 1997, the Company accelerated the vesting and extended the exercise date of options to purchase 188,000 shares of common stock which previously had been granted in January 1996 with an exercise price of $.50 per share. The acceleration of the options did not result in additional compensation expense because the exercise price of the options was not less than the estimated market value of the Company's common stock at the time the options were modified.

10.  COMMITMENTS

     The Company leases existing office facilities and equipment under operating lease agreements which expire through 2004. The Company has the option to renew the facility lease for one five-year term at the expiration of the original term. The future noncancelable minimum rent schedule for these leases is as follows:

YEAR ENDING JANUARY 31,                                       (IN THOUSANDS)
2000........................................................      $  356
2001........................................................         367
2002........................................................         377
2003........................................................         348
2004 and thereafter.........................................          56
                                                                  ------
          Total.............................................      $1,504
                                                                  ======

     Rent expense for the years ended January 31, 1997, 1998, and 1999 was $112,000, $143,000, and $364,000, respectively. Rent expense for the six months ended July 31, 1998 and 1999 was $135,000 and $196,000, respectively.

     During fiscal 1998, the Company adopted a plan to relocate its headquarters and entered into negotiations to lease a new office facility. The Company executed the new lease in

                               T/R SYSTEMS, INC.

February 1998. In connection therewith, the Company recorded a $180,000 charge in its fiscal 1998 financial statements for expected losses to be incurred with respect to the existing lease.

11.  SEGMENT INFORMATION

     The Company operates in one reportable segment, the print-on-demand market, and assesses performance based on operating income. Revenue is summarized below:

                                                                       SIX MONTHS
                                            YEAR ENDED JANUARY 31,        ENDED
                                          --------------------------    JULY 31,
                                           1997     1998      1999        1999
                                          ------   -------   -------   -----------
                                                                       (UNAUDITED)
                                                       (IN THOUSANDS)
Printing systems........................  $3,764   $11,727   $14,858     $9,656
Other...................................     272       305       989        233
                                          ------   -------   -------     ------
Total...................................  $4,036   $12,032   $15,847     $9,889
                                          ======   =======   =======     ======

     Revenue by geographic area is summarized below:

                                                                       SIX MONTHS
                                            YEAR ENDED JANUARY 31,        ENDED
                                          --------------------------    JULY 31,
                                           1997     1998      1999        1999
                                          ------   -------   -------   -----------
                                                                       (UNAUDITED)
                                                       (IN THOUSANDS)
United States...........................  $2,251   $ 7,990   $10,978     $8,015
Asia....................................     327     2,735     3,395        156
Europe..................................   1,185       702     1,047        982
Other foreign countries.................     273       605       427        736
                                          ------   -------   -------     ------
Total...................................  $4,036   $12,032   $15,847     $9,889
                                          ======   =======   =======     ======

     Revenue by geographic area is based on where the Company ships its products. Substantially all of the Company's long-lived assets are located in the United States.

     One customer in each period accounted for 19.0%, 19.1%, 14.1%, and 45.2% of revenue for the years ended January 31, 1997, 1998 and 1999, and the six month period ended July 31, 1999 (unaudited), respectively. One customer in each period accounted for 46.3%, 6.9%, and 23.9% of total receivables at January 31, 1998 and 1999, and July 31, 1999 (unaudited), respectively.

12. EMPLOYEE RETIREMENT SAVING PLAN

     The Company has a pretax saving plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees. Under the plan, eligible employees are able to contribute up to 15% of their compensation not to exceed the maximum IRS deferral amount. The Company's discretionary contribution is determined by its board of directors. Currently, the Company matches 50% of each participant's contribution up to 6% of the participant's compensation. Company contributions vest with each employee ratably over four years beginning after the employee's first full year of service. During fiscal 1997, 1998 and 1999 and the six

                               T/R SYSTEMS, INC.

month period ended July 31, 1999 the Company contributed $0, $7,000, $69,000, and $48,000, respectively, to the plan.

13.  NET INCOME (LOSS) PER COMMON SHARE

     The following table summarizes the computation of basic and diluted net income (loss) per common share:

                                                                                            SIX MONTHS
                                                  YEAR ENDED JANUARY 31,                  ENDED JULY 31,
                                          --------------------------------------   ----------------------------
                                                  HISTORICAL           PRO FORMA      HISTORICAL      PRO FORMA
                                          --------------------------   ---------   ----------------   ---------
                                           1997      1998      1999      1999       1998     1999       1999
                                          -------   -------   ------   ---------   ------   -------   ---------
                                                                                     (UNAUDITED)
                                                                       ----------------------------------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
  Net income (loss).....................  $(4,120)  $(1,218)  $ (623)   $  (623)   $ (101)  $   211    $   211
  Accretion on redeemable preferred
    stock...............................      (20)      (22)     (22)        --       (11)      (11)        --
                                          -------   -------   ------    -------    ------   -------    -------
  Net income (loss) applicable to common
    shareholders -- Basic...............   (4,140)   (1,240)    (645)      (623)     (112)      200        211
  Add back accretion on redeemable
    preferred stock.....................       --        --       --         --        --        11         --
                                          -------   -------   ------    -------    ------   -------    -------
  Net income (loss) applicable to common
    shareholders -- Diluted.............  $(4,140)  $(1,240)  $ (645)   $  (623)   $ (112)  $   211    $   211
                                          =======   =======   ======    =======    ======   =======    =======
Denominator:
  Weighted average shares outstanding...    2,808     3,385    4,033      4,033     3,958     4,163      4,163
  Conversion of preferred stock.........       --        --       --      9,792        --        --      9,885
                                          -------   -------   ------    -------    ------   -------    -------
  Total -- Basic........................    2,808     3,385    4,033     13,825     3,958     4,163     14,048
  Conversion of preferred stock.........       --        --       --         --        --     9,885         --
  Effect of outstanding stock options...       --        --       --         --        --     1,919      1,919
                                          -------   -------   ------    -------    ------   -------    -------
  Total -- Diluted......................    2,808     3,385    4,033     13,825     3,958    15,967     15,967
                                          =======   =======   ======    =======    ======   =======    =======
Net income (loss) per common share --
  Basic.................................  $ (1.47)  $ (0.37)  $(0.16)   $ (0.05)   $(0.03)  $  0.05    $  0.02
                                          =======   =======   ======    =======    ======   =======    =======
Net income (loss) per common share --
  Diluted...............................  $ (1.47)  $ (0.37)  $(0.16)   $ (0.05)   $(0.03)  $  0.01    $  0.01
                                          =======   =======   ======    =======    ======   =======    =======

     The pro forma share amounts assume the conversion of all outstanding shares of convertible preferred stock, which will take place upon consummation of the Company's initial public offering, as if the conversion had occurred at the beginning of the periods presented or the date of issuance if later.

     For the years ended January 31, 1997, 1998, and 1999 and the six month period ended July 31, 1998 and 1999, the historical diluted computations exclude the effects of certain stock options and convertible preferred stock because such securities are antidilutive. At January 31, 1997, 1998 and 1999, and July 31, 1998 and 1999, common shares issuable under these arrangements were 11,339,000, 12,417,000, 12,282,000, 12,125,000 and 159,500, respectively.

                                   [GRAPHICS]

Graphics on inside back cover -- text "the MicroPress is the solution to document production challenges!" and additional text "input processing output" at bottom center of page under ClusterPower logo which includes the text "The Power Of Many Working As One. MicroPress Cluster Printing System" with icons to the left and right representing software applications and media that interface with the MicroPress.

                                     [LOGO]

     UNTIL             , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The fees and expenses in connection with the issuance and distribution of the Common Stock to be registered are as follows:

ITEM                                                          AMOUNT
----                                                          ------
SEC registration fee........................................  $11,510
NASD fee....................................................    4,640
Blue sky fees and expenses..................................        *
Printing expenses...........................................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Transfer agent fees.........................................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

------------------------

* To be supplied by amendment.

     The foregoing items, except the SEC registration fee and NASD fee, are estimated. All such fees and expenses will be paid by the Company.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of the Company's Articles of Incorporation provides that to the extent allowable pursuant to Sections 14-2-202(b)(4) and (b)(5) of the Georgia Business Corporation Code (the "Georgia Code"), as such provisions exist from time to time, no directors of the Company shall be personally liable to the Company or its shareholders for any breach of duty of care or other duty as a director. The Company's Articles of Incorporation further provide that in discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Company, the Board of Directors, committees of the Board of Directors, and individual directors, in addition to considering the effects of any action on the Company or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Company and its subsidiaries, the communities in which offices or other establishments of the Company and its subsidiaries are located, and all other factors such directors consider pertinent, provided, however, that this provision shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency any right to be considered.

     Article XV, Section 1 of the Company's Bylaws provides that the Company shall indemnify each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent permitted by the laws of Georgia, as the same exist from time to time, against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as otherwise provided, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred by
Article XV of the Company's Bylaws is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Georgia Code requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

     The Georgia Code provides that a company may indemnify an individual who was or is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the company, and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or a plea of nolo contendere or its equivalent is not, of itself, determinative that the director or officer did not meet the standard of conduct set forth in the Georgia Code. However, no indemnification shall be made of an officer or director in connection with a proceeding by or in the right of the company in which the director or officer was adjudged liable to the company or in connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification in connection with a proceeding by or in the right of the company is limited to reasonable expenses incurred in connection with the proceeding.

     The Georgia Code further provides that a company shall not indemnify an officer or director unless authorized in the specific case upon a determination that indemnification of the director or officer is permissible in the circumstances because he has met the applicable standard of conduct set forth above and prescribes the persons who may make such determination.

     To the extent that a director or officer has been successful, on the merits or otherwise, in defense of any proceeding to which he was a party or in defense of any claim, issue or matter therein, he shall be indemnified against reasonable expenses (including attorneys' fees) incurred by him in connection therewith. The Company shall pay for the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of the final disposition of the proceeding if the director or officer furnishes the Company notice as required under that director's or officer's indemnification agreement, if one exists, a written affirmation of his good faith belief that he has met the standard of conduct set forth above, and the director or officer furnishes the Company a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification by the Company as authorized in Article XV of the Company's Bylaws.

     The Company has entered into agreements dated March 4, 1994 with E. Neal Tompkins, Charles H. Phipps and Francis A. Rowe, directors of the Company, which obligate the Company to indemnify each such director to the fullest extent permitted by Georgia law if such director acted in a manner he believed in good faith to be in or not opposed to the best interests of the Company, or in any criminal action, if such director had no reasonable cause to believe his conduct giving rise to such action was unlawful (the "Indemnification Agreements"). The right to indemnification under the Indemnification Agreements is in addition to, and not in lieu of, any other rights to indemnification such directors may have. Pursuant to the terms of the Indemnification Agreements, for the purposes of pursuing his rights to indemnification, the director must submit a sworn statement of a request for indemnification to the Company and shall present to the Company reasonable evidence of all expenses for which payment is requested.

     Pursuant to Article XV, Section 4 of the Company's Bylaws, the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Georgia Code. The Company maintains insurance for its directors and officers of $5,000,000.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     We have sold the securities listed below without registration under the Act since September 1, 1996.

          (a) On March 31, 1997, we sold an aggregate of 1,111,111 shares of our Series C Preferred Stock for an aggregate purchase price of $2,500,000. Such stock was sold to 14 investors who were believed to be "accredited investors" as defined in Regulation D promulgated under the Securities Act based upon their representations.

          (b) On June 20, 1997, we sold 111,111 shares of our Series C Preferred Stock to a corporation for a purchase price of $250,000. Such corporation was believed to be an "accredited investor" as defined in Regulation D promulgated under the Securities Act based upon its representations.

          (c) On May 17, 1999, we sold 222,222 shares of our Series D Preferred Stock to a corporation for a purchase price of $999,999. Such corporation was believed to be an "accredited investor" as defined in Regulation D promulgated under the Securities Act based upon its representations.

          (d) An aggregate of 1,930,630 shares of common stock have been acquired upon exercise of stock options granted under our option plans for purchase prices ranging from $0.10 to $2.75 per share.

     No underwriter was involved in any of the above sales of securities. All of the above securities were issued in reliance on the private offering exemption set forth in Section 4(2) of the Securities Act and Regulation D, except for the securities identified in item (d), which were issued in reliance on Rule 701 promulgated under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS

     (a) Exhibits

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  1.1*    --   Underwriting Agreement
  3.1     --   Articles of Incorporation of T/R Systems, Inc.
  3.2     --   Amended and Restated Bylaws of T/R Systems, Inc.
  4.1     --   Second Amended and Restated Registration Rights Agreement
               dated March 31, 1997 among the Company and the shareholders named therein, as amended by First Amendment to Stock
               Purchase Agreement, Second Amended and Restated
               Shareholders' Agreement and Second Amended and Restated
               Registration Rights Agreement, dated June 20, 1997 among the
               Company and the Shareholders named therein
  4.2     --   Registration Rights Agreement dated June 29, 1998 among the
               Company and the Shareholders named therein
  4.3*    --   1999 Registration Rights Agreement, dated September 10,
               1999, by and among the Company and the Shareholders named
               therein
  5.1*    --   Form of Opinion of Jones, Day, Reavis & Pogue re: legality
 10.1     --   T/R Systems, Inc. 1992 Stock Option Plan
 10.2     --   T/R Systems, Inc. 1994 Stock Option Plan
 10.3     --   T/R Systems, Inc. 1994 Associates Stock Option Plan
 10.4     --   T/R Systems, Inc. 1995 Stock Option Plan
 10.5*    --   T/R Systems, Inc. 1999 Stock Option Plan
 10.6     --   Loan and Security Agreement, dated as of October 17, 1997 by and between Silicon Valley Bank and T/R Systems, Inc., as
               amended by Loan Modification Agreement, dated as of March
               31, 1998 by and between T/R Systems, Inc. and Silicon Valley
               Bank, as further amended by Second Loan Modification
               Agreement, dated as of October 16, 1998 by and between T/R
               Systems, Inc. and Silicon Valley Bank, as further amended by
               Third Loan Modification Agreement, dated as of January 18,
               1999 by and between T/R Systems, Inc. and Silicon Valley
               Bank, and as further amended by Letter Agreement, dated as of February 2, 1999
 10.7     --   Letter Agreement with Mike Kohlsdorf, dated September 6,
               1996, as amended by Letter Agreement with Mike Kohlsdorf,
               dated December 17, 1997
 10.8     --   Employment Agreement, dated as of September 1, 1992 by and between T/R Systems, Inc. and E. Neal Tompkins
 10.9     --   Indemnification Agreement, dated as of March 4, 1994, by and between T/R Systems, Inc. and E. Neal Tompkins
 10.10    --   Indemnification Agreement, dated as of March 4, 1994, by and between T/R Systems, Inc. and Francis A. Rowe
 10.11    --   Indemnification Agreement, dated as of March 4, 1994, by and between T/R Systems, Inc. and Charles H. Phipps

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 10.12+   --   Reseller Agreement, dated as of September 18, 1997, by and between T/R Systems, Inc. and Mita Industrial Co., Ltd., as amended by First Addendum to Reseller Agreement, dated as of
               September 17, 1998, by and between T/R Systems, Inc. and
               Mita Industrial Co., Ltd.
 10.13+   --   Supply Agreement, dated as of January 28, 1999, by and
               between Minolta Co., Ltd. and T/R Systems, Inc.
 10.14+   --   Agreement, dated as of April 1, 1999, by and between Hitachi
               Koki Imaging Solutions, Inc. and T/R Systems, Inc.
 23.1     --   Consent of Jones, Day, Reavis & Pogue (included in Exhibit
               5.1)
 23.2     --   Consent and Report of Deloitte & Touche LLP
 24.1     --   Power of Attorney (included in signature page)
 27.1     --   Financial Data Schedule
 27.2     --   Financial Data Schedule
 27.3     --   Financial Data Schedule
 27.4     --   Financial Data Schedule
 27.5     --   Financial Data Schedule

---------------

* To be filed by amendment
+ Confidential treatment has been requested with respect to portions of this exhibit

     (b) Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 4, 1999.

                                       T/R SYSTEMS, INC.

                                       By:     /s/ Michael E. Kohlsdorf
                                          --------------------------------------
                                                   Michael E. Kohlsdorf
                                          President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael E. Kohlsdorf and Lyle W. Newkirk, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and any subsequent registration statement for the same offering which may be filed under Rule 462(b), and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                 TITLE                      DATE
                  ---------                                 -----                      ----

          /s/ Michael E. Kohlsdorf             President and Chief Executive      October 4, 1999
---------------------------------------------    Officer (Principal Executive
            Michael E. Kohlsdorf                 Officer)

             /s/ Lyle W. Newkirk               Vice President, Chief Financial    October 4, 1999
---------------------------------------------    Officer, Secretary and
               Lyle W. Newkirk                   Treasurer (Principal Financial
                                                 Officer and Principal
                                                 Accounting Officer)

            /s/ Charles H. Phipps              Director                           October 4, 1999
---------------------------------------------
              Charles H. Phipps

            /s/ C. Harold Gaffin               Director                           October 4, 1999
---------------------------------------------
              C. Harold Gaffin

            /s/ Philip T. Gianos               Director                           October 4, 1999
---------------------------------------------
              Philip T. Gianos

                  SIGNATURE                                 TITLE                      DATE
                  ---------                                 -----                      ----
             /s/ Francis A. Rowe               Director                           October 4, 1999
---------------------------------------------
               Francis A. Rowe

            /s/ E. Neal Tompkins               Director                           October 4, 1999
---------------------------------------------
              E. Neal Tompkins

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  1.1*    --   Underwriting Agreement
  3.1     --   Articles of Incorporation of T/R Systems, Inc.
  3.2     --   Amended and Restated Bylaws of T/R Systems, Inc.
  4.1     --   Second Amended and Restated Registration Rights Agreement,
               dated March 31, 1997 among the Company and the shareholders named therein, as amended by First Amendment to Stock
               Purchase Agreement, Second Amended and Restated
               Shareholders' Agreement and Second Amended and Restated
               Registration Rights Agreement, dated June 20, 1997 among the
               Company and the Shareholders named therein
  4.2     --   Registration Rights Agreement dated June 29, 1998 among the
               Company and the shareholders named therein
  4.3*    --   1999 Registration Rights Agreement dated September 10, 1999, by and among the Company and the Shareholders named therein
  5.1*    --   Form of Opinion of Jones, Day, Reavis & Pogue re: legality
 10.1     --   T/R Systems, Inc. 1992 Stock Option Plan
 10.2     --   T/R Systems, Inc. 1994 Stock Option Plan
 10.3     --   T/R Systems, Inc. 1994 Associates Stock Option Plan
 10.4     --   T/R Systems, Inc. 1995 Stock Option Plan
 10.5*    --   T/R Systems, Inc. 1999 Stock Option Plan
 10.6     --   Loan and Security Agreement, dated as of October 17, 1997 by and between Silicon Valley Bank and T/R Systems, Inc., as
               amended by Loan Modification Agreement, dated as of March
               31, 1998 by and between T/R Systems, Inc. and Silicon Valley
               Bank, as further amended by Second Loan Modification
               Agreement, dated as of October 16, 1998 by and between T/R
               Systems, Inc. and Silicon Valley Bank, as further amended by
               Third Loan Modification Agreement, dated as of January 18,
               1999 by and between T/R Systems, Inc. and Silicon Valley
               Bank, and as further amended by Letter Agreement, dated as of February 2, 1999
 10.7     --   Letter Agreement with Mike Kohlsdorf, dated September 6,
               1996, as amended by Letter Agreement with Mike Kohlsdorf,
               dated December 17, 1997
 10.8     --   Employment Agreement, dated as of September 1, 1992 by and between T/R Systems, Inc. and E. Neal Tompkins
 10.9     --   Indemnification Agreement, dated as of March 4, 1994, by and between T/R Systems, Inc. and E. Neal Tompkins
 10.10    --   Indemnification Agreement, dated as of March 4, 1994, by and between T/R Systems, Inc. and Francis A. Rowe
 10.11    --   Indemnification Agreement, dated as of March 4, 1994, by and between T/R Systems, Inc. and Charles H. Phipps
 10.12+   --   Reseller Agreement, dated as of September 18, 1997, by and between T/R Systems, Inc. and Mita Industrial Co., Ltd., as amended by First Addendum to Reseller Agreement, dated as of
               September 17, 1998, by and between T/R Systems, Inc. and
               Mita Industrial Co., Ltd.
 10.13+   --   Supply Agreement, dated as of January 28, 1999, by and
               between Minolta Co., Ltd. and T/R Systems, Inc.

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 10.14+   --   Agreement, dated as of April 1, 1999, by and between Hitachi
               Koki Imaging Solutions, Inc. and T/R Systems, Inc.
 23.1     --   Consent of Jones, Day, Reavis & Pogue (included in Exhibit
               5.1)
 23.2     --   Consent and Report of Deloitte & Touche LLP
 24.1     --   Power of Attorney (included in signature page)
 27.1     --   Financial Data Schedule
 27.2     --   Financial Data Schedule
 27.3     --   Financial Data Schedule
 27.4     --   Financial Data Schedule
 27.5     --   Financial Data Schedule

---------------

+ Confidential treatment has been requested with respect to portions of this exhibit.
* To be filed by amendment.

                                                                     SCHEDULE II

                               T/R SYSTEMS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                            BALANCE AT   CHARGED TO                                    BALANCE AT
                                            BEGINNING    COSTS AND      CHARGED TO                       END OF
             DESCRIPTION                    OF PERIOD     EXPENSES    OTHER ACCOUNTS   DEDUCTIONS(1)     PERIOD
--------------------------------------      ----------   ----------   --------------   -------------   ----------
Year ended January 31, 1999 allowance          $175         $ 25            --             $  --          $200
  for doubtful accounts
Year ended January 31, 1998 allowance            82          200            --              (107)          175
  for doubtful accounts
Year ended January 31, 1997 allowance            --           82            --                --            82
  for doubtful accounts
Year ended January 31, 1999 allowance           670          132            --              (229)          573
  for inventory obsolescence
Year ended January 31, 1998 allowance           336          504            --              (170)          670
  for inventory obsolescence
Year ended January 31, 1997 allowance            --          336            --                --           336
  for inventory obsolescence

---------------

(1) Deductions represent write-offs to the respective reserve accounts.

                                       S-1